Exhibit 99.1

S T R ON G FOUN D A TIO N NE W AMBITIO N 2024 Sustainability Report

2 | ERO COPPER 2024 SUSTAINABILITY REPORT TABLE OF CONTENTS ABOUT THIS REPORT 3 ABOUT ERO COPPER 4 OUR OPER ATIONS 6 CEO MESSAG E 7 SUSTAINABILITY AT ERO COPPER Sustainability Goals Stakeholder Engagement Our Priorities United Nations Sustainable Development Goals (“SDGs”) 8 9 11 13 14 RESPONSIBLE MINING Corporate Governance Sustainability Governance Ethics and Compliance 15 16 17 19 PEOPLE Health and Safety Human Rights Employment and Procurement Community Engagement and Investment Spotlight: Tucumã Operation 20 21 23 25 27 29 ENVIRONMENT 31 PERFORMANCE AND DATA INDICES 42 Environmental Management 43 Data Tables 32 and Monitoring 80 GRI and SASB Indices 33 Responsible Water Management 34 Tailings and Mine Waste Management 36 Biodiversity 38 Climate Change 40 Air Quality and Local Impacts Photo (cover): Environmental work underway at the Xavantina Operations in Mato Grosso, Brazil Photo (below): Aerial view of the Xavantina Operations in Mato Grosso, Brazil

3 | ERO COPPER 2024 SUSTAINABILITY REPORT ABOUT THIS REPORT This is Ero Copper’s fifth annual Sustainability Report. The Report aims to inform interested parties about the Company’s environment, social, and governance (“ESG”) performance and strategy. Our organization is committed to long - term sustainability, focusing on strengthening the environmental and social programs that support our operations and contribute to the resilience of the communities where we operate. This report covers the 2024 calendar year. Ero continually assesses relevant disclosure practices and requirements to provide relevant and transparent information about our business. The data herein has been collected by our operating sites under the supervision of management. Some economic and performance data has been extracted from our audited 2024 financial statements and Management’s Discussion and Analysis for the year ending December 31, 2024. This report contains disclosures prepared in reference to the Global Reporting Initiative (“GRI”) Standards. Additionally, this report features disclosures aligned with the Sustainability Accounting Standards Board (“SASB”) Metals and Mining Standard. Our ESG performance data and relevant disclosure on the standards are listed in the appendix to this report. Unless otherwise stated, monetary values are reported in U.S. dollars and are converted from the currency of operations at the foreign exchange market rate as of December 31, 2024. In this report, we refer to Ero Copper Corp. and its subsidiaries as “Ero Copper,” “Ero,” “the Company,” “our Company,” “we,” “us,” and “our.” Please direct any sustainability - related inquiries to our sustainability team at sustainability@erocopper.com . SUSTAINABLE DEVELOPMENT GOALS Ero supports the United Nations Sustainable Development Goals (“SDGs”), and we describe some of our key contributions to specific SDGs in 2024 on page 14 of this report. Throughout this report, we use numbered SDG icons like those on the right to indicate where we believe our work contributes to specific SDGs and their associated targets. Photo: Geologists inspecting drill core at the Xavantina Operations in Mato Grosso, Brazil

4 | ERO COPPER 2024 SUSTAINABILITY REPORT ABOUT ERO COPPER Ero Copper is a growth - focused copper and gold producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company’s primary asset is a 99.6% interest in the Brazilian copper mining company Mineração Caraíba S.A. (“MCSA”), owner of the Company’s Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. (“NX Gold”), which owns the Xavantina Operations, an underground gold mine and processing complex located in Mato Grosso State, Brazil. In July 2024, we signed a definitive earn - in agreement with Vale Base Metals for the right to acquire a 60% interest in the Furnas Copper - Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn - in agreement, please see the Company’s press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company, its operations, and the Furnas Project, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation, and the Furnas Copper - Gold Project, can be found on the Company’s website , on SEDAR+ , and on EDGAR . In 2024, Ero Copper achieved several important milestones that reflect our continued focus on safe, responsible growth. Most notably, we completed construction of the Tucumã Operation safely and on schedule, producing its first saleable copper concentrate in July. Over the course of the year, Ero produced a consolidated total of 40,600 tonnes of copper in concentrate, primarily from the Caraíba Operations. As production ramps up at the Tucumã Operation in 2025, we expect a significant year - over - year increase in copper production. At our Xavantina Operations, gold production totalled 57,210 ounces in 2024. For additional details on Ero’s operational performance, please see the Management’s Discussion and Analysis for the Company’s 2024 fourth quarter and full year. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Photo: Caraíba team members returning personal protective equipment at the end of their shift – Bahia, Brazil

5 | ERO COPPER 2024 SUSTAINABILITY REPORT Our Purpose, Vision, and Values PURPOSE Responsibly produce the minerals essential for a better tomorrow. VISION Power the future through safe and responsible production by embracing innovation and pursuing the highest standards of operational excellence to create lasting value for our shareholders, people, and communities. VALUES Care – We prioritize the safety and well - being of our people, communities, and environment. Boldness – We have the courage to challenge the status quo, embrace innovation, and strive for continuous improvement across all areas of our business. Honesty – We present information truthfully and transparently to maintain integrity across all interactions. Collaboration – We believe in the power of working together – with our teams, partners, and communities – to achieve shared goals and mutual success. Excellence – We strive for the highest standards in everything we do. Photo: Tucumã Operation – Pará, Brazil

6 | ERO COPPER 2024 SUSTAINABILITY REPORT

OUR OPERATIONS

Ero's operations are located in three regions of Brazil, each with distinct social, economic, and environmental characteristics.

1. CARAÍBA OPERATIONS

Bahia, Brazil | Ownership: 99.6% | Stage: Operating | 2024 Copper Production: 35,444 tonnes

The Caraíba Operations are situated in the northeastern region of Bahia State, Brazil, approximately 385 kilometres north-northwest of Salvador, the state's capital. Spanning a total area of approximately 185,000 hectares, including exploration licences, the Caraíba Operations encompass a fully integrated mining and processing complex, which includes the Pilar and Vermelhos underground mines, the Surubim open pit mine, and the Caraíba Mill and associated facilities.

Through successful exploration and ongoing investment, we have extended the mine life of the Caraíba Operations to approximately 20 years. Copper production in 2025 is expected to range between 37,500 and 42,500 tonnes, a significant increase from the approximately 20,000 tonnes produced in 2017, the first year of full production after Ero first acquired the asset and the estimated mine life was just eight years. We continue to advance the long-term growth and sustainability of this flagship asset through several initiatives, including regional exploration programs as well as the construction of a new external shaft at the Pilar Mine, which is expected to be operational in 2027.

2. XAVANTINA OPERATIONS

Mato Grosso, Brazil | Ownership: 97.6% | Stage: Operating | 2024 Gold Production: 57,210 ounces

The Xavantina Operations are located in eastern Mato Grosso State, approximately 660 kilometres east of Cuiabá, the state capital. The operations include fully integrated underground gold mining and processing facilities, spanning a land package of over 130,000 hectares, including exploration licences.

Our ongoing exploration programs continue to extend the mine life and reflect our commitment to the future of the Xavantina Operations. In 2017, the operations had no defined reserve life and produced approximately 25,000 ounces of gold. Today, Xavantina has nearly 600,000 ounces of measured and indicated resources, including 459,000 ounces of proven and probable reserves, and gold production has more than doubled to 57,210 ounces in 2024.

To support future growth and improved performance, we are investing in mine modernization and mechanization at Xavantina. These initiatives are expected to support higher sustained mining and processing rates, while continuously improving the health, safety, and working conditions of our workforce.


Brazil
Caraiba Operations
(Bahia)
Tucumã Operation
(Pará)
3
1
2
Xavantina Operations
(Mato Grosso)
5
Brazil Technical Office
(Belo Horizonte)
4
Brazil Corporate Office
(São Paulo)


Canada
6
Canada Corporate Office
(Vancouver)

3. TUCUMÃ OPERATION

Pará, Brazil | Ownership: 99.6% | Stage: Commercial production achieved as of July 1, 2025

The Tucumã Operation, Ero's newest operation, is located within the Carajás Mineral Province in Pará State, Brazil. Construction was completed safely and on schedule, with the operation receiving its operating licence in June 2024 and producing its first saleable copper concentrate the following month. Tucumã produced 5,156 tonnes of copper in concentrate in 2024 and has a projected mine life of 12 years.

4. BRAZIL CORPORATE OFFICE (SÃO PAULO)

5. BRAZIL TECHNICAL OFFICE (BELO HORIZONTE)

6. CANADA CORPORATE OFFICE (VANCOUVER)

7 | ERO COPPER 2024 SUSTAINABILITY REPORT CEO MESSAGE 2024 was a year of major milestones and meaningful reflection for Ero Copper. We completed construction of the Tucumã Operation, our newest copper mine, safely and on schedule. In the process, our team achieved more than seven million hours of work without a single lost - time injury. With commercial production achieved as of July 1, 2025, Tucumã is positioned to play a critical role in our long - term growth and our ability to responsibly supply copper, an essential input to global decarbonization efforts. At the same time, we advanced our work at the Caraíba and Xavantina Operations, where investments in exploration, modernization, and operating discipline continue to extend mine life and improve performance. We also made important progress on the Furnas Copper - Gold Project, which represents the next chapter of our long - term growth strategy in the Carajás Region. Despite these achievements, 2024 was also a year of profound loss for our company. We tragically lost two colleagues in separate workplace incidents – one at Caraíba and one at Xavantina. These events deeply affected our entire organization. In their aftermath, we paused operations to support our teams, conduct full investigations, and reflect on how we must evolve. These losses have become the foundation of a company - wide transformation, one that is reshaping our approach to health and safety from the ground up. This work began in 2024 and will continue well into 2025 and beyond. This past year also marked the start of a new chapter for our sustainability strategy – reflected in the theme of this 2024 Sustainability Report: Strong Foundation, New Ambition. We are sharpening our focus, ensuring that our efforts are grounded in the realities of our business and the needs of our people, communities, and stakeholders. From tailings and water management to social investments and human rights, we are making the kinds of thoughtful, practical improvements and investments that make a lasting difference. Early in 2025, we introduced our new company purpose: Responsibly produce the minerals essential for a better tomorrow . This purpose reflects the spirit of the work we’ve been doing all along, driven by care, collaboration, and an ambition to deliver more for the people and communities who power our success. As we continue to grow and evolve, we remain committed to living this purpose in everything we do. Thank you for your continued trust in Ero Copper. Makko DeFilippo President & Chief Executive Officer Ero Copper Corp. From tailings and water management to social investments and human rights, we are making the kinds of thoughtful, practical improvements and investments that make a lasting difference.

8 | ERO COPPER 2024 SUSTAINABILITY REPORT SUSTAINABILITY AT ERO COPPER Renewing Our Focus In 2024, Ero began striving toward new ambitions – within our sustainability practice and across our business. We embarked on a comprehensive transformation of our Health and Safety systems, focused on enhancing existing practices and positioning our workforce and operations for long - term success. At the same time, we advanced critical investments in infrastructure, including our tailings facilities, to enable and sustain future growth. Photo: Team member from the Tucumã Operation at Project Pomar, which is a local community environmental education project Launched specialized training programs on human rights and the prevention of modern slavery Over 600 managers, supervisors, and specialists received training on risk identification within the mining industry

9 | ERO COPPER 2024 SUSTAINABILITY REPORT SUSTAINABILITY GOALS Performance Against Our 2024 Sustainability Goals In 2024, Ero advanced key sustainability goals while maintaining a strong organizational focus on completing construction and advancing the ramp - up of the Tucumã Operation. A notable milestone that reflects success on both fronts was the safe completion of construction at Tucumã, where our teams collectively worked over seven million hours without a lost - time incident. Despite this important achievement, we tragically lost two colleagues in separate workplace incidents – one at Caraíba and one at Xavantina. Operations were paused to support the families of our colleagues and provide space for reflection and care across the affected sites. These tragedies deeply affected our entire organization and prompted a fundamental re - evaluation of our approach to health and safety, leading to a comprehensive, multi - year initiative to transform this critical aspect of how we operate (see page 21 ). In 2024, we advanced our environmental goals through several key initiatives, including the development of a water balance model at Caraíba and the commencement of rehabilitation work on legacy stockpiles at the site. Our environmental performance continues to benefit from access to Brazil’s relatively low - carbon electricity mix, which underpins all of our operations. We also made progress on our governance objectives by launching specialized training programs on human rights and the prevention of modern slavery – an important step in strengthening awareness and accountability across our workforce. Additional details are provided in our 2024 Modern Slavery Act Report . Photo: Environmental work underway at the Xavantina Operations in Mato Grosso, Brazil

10 | ERO COPPER 2024 SUSTAINABILITY REPORT 2025 Goals Our 2025 goals are driven by our purpose: Responsibly produce the minerals essential for a better tomorrow . In the year ahead, we are focused on embedding safety excellence at the core of our business by implementing practices that create lasting value for our workforce, local communities, and all stakeholders. At the same time, we remain committed to strengthening transparency through continuous improvements in our public disclosures. OUR 2025 GOALS INCLUDE: • Implementing a company - wide transformational safety program in partnership with DSS+, a globally recognized operational safety consulting firm; • Strengthening our ESG data management, systems, and reporting practices ; • Advancing the implementation of Ero’s Modern Slavery Prevention Framework; and • Building out a company - wide crisis resilience framework with a focus on transparent communication and coordinated response across our workforce, communities, and stakeholders. Photo: Xavantina Operations – Mato Grosso, Brazil

11 | ERO COPPER 2024 SUSTAINABILITY REPORT

STAKEHOLDER ENGAGEMENT

As part of our commitment to responsible mining, Ero seeks to build trust and demonstrate accountability in all our relationships. Regular communication with stakeholder groups is important to this work. In 2024, we upheld our long-standing commitment to clear communication about our business and sustainability performance, including our achievements, goals, risks, challenges, opportunities, and results over time.

STAKEHOLDER GROUP	STAKEHOLDERS	PRIORITY AREAS	ENGAGEMENT APPROACHES
People	Employees and contractors	Job opportunity; health and safety; professional development; salary and benefits	Regular management; Health and Safety meetings; ethics hotline; Company events; surveys (e.g., on engagement, satisfaction, diversity); information campaigns
	Local communities	Infrastructure (water supply, road improvement); employment and contracting; local development; poverty reduction; medical support; entrepreneurship assistance	Regular, open dialogue at community meetings; additional engagement through formal and informal grievance mechanisms
	Landowners	Payments, royalties, rehabilitation	Regular, open dialogue at community meetings; informal dialogue as needed; compliance with landowner agreements
Organizations	Government (federal, state, local)	Taxes, royalties, employment, legal compliance, regulatory compliance, public-private partnerships	Regular engagement with regional government agencies to foster economic development, community health, and environmental stewardship
	Industry associations	Membership, participation	Frequent engagement with several associations
	Universities and other educational institutions	Training programs and partnerships	Cooperation to develop and deliver training programs to our workforce
	Non-governmental organizations	Responsible mining, conservation	Engagement determined by inbound inquiries
	Unions	Safety, salary, benefits	Regular dialogue plus annual compensation negotiations
	Project partners	Safety, project execution, risk management	Regular dialogue according to partnership agreements
	Media	Availability of information, reputation, awards, penalties	Responses to inbound inquiries via public disclosure

12 | ERO COPPER 2024 SUSTAINABILITY REPORT ENGAGEMENT APPROACHES PRIORITY AREAS STAKEHOLDERS STAKEHOLDER GROUP Frequent dialogue related to topics ranging from purchase orders, supply needs and negotiations, and due diligence requirements Partnerships; purchasing and revenue; strength of local supply chain; forced labour and child labour Suppliers Supply Chain Ongoing dialogue regarding logistics and pricing for copper concentrate and gold doré sales; responses to ad hoc requests Quality assurance/quality control; reputation; responsible mining accreditations; consistency of supply Customers Frequent engagement with existing and potential shareholders through marketing, conferences, targeted outreach, quarterly financial reports, and annual sustainability reports Financial performance; operational performance; ESG disclosure and strategy Investors Capital Markets Regular dialogue associated with quarterly and annual reviews Financial performance; operational performance; ESG disclosure and strategy Equity research and credit rating agencies Photo: Xavantina Operations – Mato Grosso, Brazil

13 | ERO COPPER 2024 SUSTAINABILITY REPORT OUR PRIORITIES Ero works to align sustainability priorities with our strategic, operational, and financial objectives, focusing on creating long - term value through responsible mining. We identify priority sustainability topics by evaluating where we can better manage our impacts and realize opportunities that benefit all stakeholders. Input from employees, investors, regulators, and other interested parties helps shape these priorities. Ongoing consultation with the communities where we operate is also essential for identifying key issues and ensuring relevant, transparent disclosures. In addition to stakeholders’ input and expectations, Ero’s sustainability reporting is informed by: • Our understanding of the direct social and environmental impacts of our business activities; • Assessments by our Board of Directors and Executive Committee of relevant issues; • Our regulatory and legal obligations, which we monitor continuously; and • Risks to our business operations, which we assess regularly. INTERNATIONAL REPORTING STANDARDS Ero has reported its sustainability performance for six consecutive years, working steadily to align with leading global standards. We publish disclosures informed by the GRI Universal Standards and in alignment with the SASB Metals and Mining Standard. MATERIAL TOPIC S 1 Business Ethics Human Rights Community Development Respecting Diversity Local Employment and Procurement Energy and Climate Tailings and Waste Biodiversity Water Health and Safety 1 The reporting boundary for each priority is limited to local operations and communities.

14 | ERO COPPER 2024 SUSTAINABILITY REPORT UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS (“SDGs”) Ero supports the UN SDGs and demonstrates this commitment through concrete action. This year, we are taking a new approach to monitoring and reporting our contributions to the SDGs, focusing on the areas where we have the greatest impact. In the past, we’ve reported on SDGs to which we contributed to varying degrees, directly or indirectly. For example, last year, we reported a contribution to SDG 2: Zero Hunger because our investments in small - scale farming in communities surrounding our operations helped to support local food production and food security. While these investments were part of a broader commitment to supporting vibrant local economies, food security was not a specific focus of our community investment strategy. Taking stock of our activities in 2024, we’ve chosen to focus on the SDGs where we believe we make deliberate and significant contributions. REFERENCE OUR CONTRIBUTION SDG People > Community Engagement and Investment > Supporting Local Agricultural Operations ( page 28 ) Continued to engage a technical agricultural consultant to assist local goat farmers in expanding their herds, improving animal health, and increasing milk production. Continued to support a community garden on Ero - owned land in the town of Pilar, enabling families to grow food for their own use and to sell produce at the local market. People > Employment and Procurement ( page 25 ) Launched a new preventive health program at our Xavantina operations to support our team members’ physical and mental health. People > Community Engagement and Investment > Expanded capabilities at Polyclinic in Pilar – Caraíba Operations ( page 27 ) The Polyclinic continued to leverage its new spaces and equipment to expand its range of offerings to residents following its renovation and expansion in 2023. People > Community Engagement and Investment > Arts Education and More at Project Hope ( page 28 ) Continued to support Project Hope, an after - school program for vulnerable children near our Xavantina Operations. In 2024, the program grew nearly 50% to serve 117 children. People > Employment and Procurement ( page 26 ) Continued to operate programs designed to help students gain experience in mining. Our Young Apprentice Program (for high school students) and our paid Internship Program (for university students in relevant fields of study) jointly hosted more than 140 students. Corporate Governance > Board Diversity ( page 16 ) Women have held 30% of Board of Directors positions since this target was established in 2022. Environment > Responsible Water Management ( page 33 ) In 2024 , we recycled nearly 90 % of the water used in our operations and continued working closely with nearby communities to help protect the health of local waterways . At our Caraíba Operations, we pump water from the São Francisco River through an 86 - kilometre pipeline to our Caraíba Operations . In 2024 , approximately one - third of the water we pumped from the river was used to support our operations, while the remaining two - thirds was used to support local residents and farmers . About 47 , 000 people benefit from the water pumping infrastructure we maintain . People > Human Rights ( pages 23 – 24 ) 2024 Modern Slavery Report Continued to implement Ero’s Modern Slavery Prevention Framework to identify, mitigate, and remediate risks related to modern slavery. Updated our Global Human Rights Policy to explicitly include a commitment to disavow all forms of modern slavery. People > Health and Safety > Safety Training and Risk Mitigation ( page 22 ) Delivered a training program where over 600 managers, supervisors, and specialists received training on risk identification within the mining industry. We completed construction at Tucumã without a single lost - time injury: over 1,000 days and seven million hours of work completed safely.

15 | ERO COPPER 2024 SUSTAINABILITY REPORT RESPONSIBLE MINING Minerals for a Better Tomorrow Ero was founded on the opportunity to build on an existing legacy. In 2016, we acquired the Caraíba Operations, where mining had begun in the late 1970s, and the Xavantina Operations, which commenced production in 2012. Since then, Ero has taken steps to enhance responsible mining at both operations by prioritizing safety and care for our workforce, local communities, and the environment. With the construction and ramp - up of our Tucumã Operation in 2024, and as we advance our work to earn a 60% interest in the Furnas Copper - Gold Project, we remain committed to being a leader in responsible mining across our growing footprint. 22.5% of executive annual performance incentives (“APIs”) tied to sustainability targets 30% women on the Board of Directors Photo: Geologists inspecting drill core at the Caraíba Operations in Bahia, Brazil

16 | ERO COPPER 2024 SUSTAINABILITY REPORT CORPORATE GOVERNANCE Strong corporate governance is central to Ero’s commitment to responsible mining. We work to achieve high standards of ethics, transparency, and accountability, recognizing that our performance in these areas supports the long - term success of our business and our ability to create value for all stakeholders. Activities and Communication Our Board of Directors (the “Board”) fulfills its responsibilities directly and through its four committees. The Board and its committees meet regularly and convene additional sessions as required. Meetings are structured and overseen by committee chairs or, in the case of the entire Board, by the Executive Chairman or the Lead Director. Any director may propose new agenda items, request a report – in writing or in person – by any member of senior management, or raise subjects that are not on the agenda for the meeting. Materials for meetings are distributed in advance via a secure portal. Board Diversity Ero strives to maintain a Board of Directors with a diversity of skills, knowledge, and experience relevant to all aspects of the mining industry as articulated in our Diversity Policy. We are proud that women have held 30% of Board positions since 2022. Board Committee Composition and Leadership Our Board consists of 10 directors. Apart from Ero’s Executive Chairman, David Strang, and President and CEO, Makko DeFilippo, all other directors are independent. Each committee of the Board is composed entirely of independent directors. Details on committee mandates are available on our website. RELEVANT POLICIES Diversity Policy Majority Voting Policy COMMITTEES COMPENSATION AUDIT ENVIRONMENTAL, HEALTH, SAFETY, AND SUSTAINABILITY NOMINATING AND CORPORATE GOVERNANCE MEMBERS Jill Angevine Lyle Braaten Steven Busby Makko DeFilippo President, CEO, and Director Dr. Sally Eyre Robert Getz Chantal Gosselin David Strang Exec. Chairman Faheem Tejani John Wright Lead Director Committee chair Committee member

17 | ERO COPPER 2024 SUSTAINABILITY REPORT SUSTAINABILITY GOVERNANCE Ero works to uphold its sustainability commitments through a range of governance tools and accountability mechanisms. The Board of Directors is responsible for reviewing the Company’s sustainability performance and management’s perspectives. Two committees are responsible for informing the wider Board about the Company’s performance on specific matters related to sustainability: The Environmental, Health, Safety, and Sustainability (“EHSS”) Committee reviews policies in those areas and shares its findings and perspectives with the wider Board. The committee meets quarterly to review management’s assessment of Ero’s sustainability performance, including health and safety, environmental performance, community relations, and sustainability disclosures. The Nominating and Corporate Governance (“N&CG”) Committee periodically reviews Ero’s corporate governance policies with Ero management and makes policy recommendations to enhance Board and committee effectiveness. These reviews examine overall governance principles and practices, as well as the Company’s current disclosure practices and how they compare to the practices of comparable and leading companies. The N&CG Committee periodically presents a list of corporate governance issues to the Board for review, discussion, and/or action. Board of Directors and EHSS and N&CG Committees President, CEO, and Director EVP and COO Operational EHSS Team EVP, External Affairs & Strategy EVP, General Counsel and Corporate Secretary Photo: Tucumã Operation – Pará, Brazil

18 | ERO COPPER 2024 SUSTAINABILITY REPORT Performance - Based Executive Compensation Ero sees sustainability as integral to our overall business performance. For that reason, we tie our executive officers’ annual performance incentives (“APIs”) to key ESG initiatives and other critical business imperatives, such as operational performance at our mines. In 2024, sustainability targets made up 22.5% of executive APIs, which recognize short - term efforts and milestone achievements that are aligned with the long - term success of the Company. Each year, APIs are developed by the Board and its Compensation Committee to align with Ero Copper’s highest priorities. In 2024, 15% of executive APIs were directly tied to the Company’s lost - time injury frequency rate, underscoring the importance given to health and safety. An additional 7.5% of APIs were tied to environmental performance and advancing key sustainability initiatives across the Company. RELEVANT POLICIES Corporate Social Responsibility Policy Environmental Policy Global Human Rights Policy Health and Safety Policy Supplier Code of Conduct Complete list of corporate policies Code of Business Conduct and Ethics Photo: Geologist performing field work at the Xavantina Operations in Mato Grosso, Brazil

19 | ERO COPPER 2024 SUSTAINABILITY REPORT ETHICS AND COMPLIANCE Ero Copper is committed to upholding high standards of ethics, compliance, and accountability in every aspect of our business. To fulfill this commitment, we employ procedures and controls, coupled with rigorous audit and oversight practices. IN 2024: • We continued to require every Ero Copper Board member and employee – including all officers, executives, and senior managers – to commit to our Code of Business Conduct and Ethics. The Code requires honest, ethical conduct, including handling potential conflicts of interest and protecting corporate information. • Our Supplier Code of Conduct requires honest, ethical conduct from our suppliers and adherence to Ero Copper’s Anti - Corruption Policy and all applicable anti - corruption laws, including Canada’s Corruption of Foreign Public Officials Act . All Board members, officers, executives, and senior management are required to sign Ero’s Anti - Corruption Policy. • We expanded our training for leaders and employees regarding the prevention of modern slavery (see page 23 ), fulfilling commitments made in our 2023 Modern Slavery Act Report and our Global Human Rights Policy. • Signatories to our Code of Business Conduct and Ethics are required to report any Code violations they may witness. We offer an ethics hotline for anonymous reporting, and our Whistleblowing Policy outlines the protections afforded to those who report violations. • In accordance with applicable regulations, third - party auditors regularly review our systems and controls. Since Ero Copper’s initial public offering on the Toronto Stock Exchange in October 2017, inclusive of the commencement of trading on the New York Stock Exchange, these audits have found no significant deficiencies. The policies, training, and related efforts described above are reviewed by the Audit Committee or the EHSS Committee of our Board, which each met four times in 2024. These committees review ethics and compliance; financial disclosure and controls; and all other entity - level controls, including those related to anti - corruption and modern slavery. RELEVANT POLICIES Anti - Corruption Policy Code of Business Conduct and Ethics Global Human Rights Policy 2024 Modern Slavery Act Report Supplier Code of Conduct Whistleblowing Policy Photo: Team member performing field work at the Tucumã Operation in Pará, Brazil

20 | ERO COPPER 2024 SUSTAINABILITY REPORT Over 185,000 Health and Safety training hours were provided across the Company 117 children provided with opportunities to learn, grow, and play through Project Hope PEOPLE Grounded in Our Values Ero seeks to nurture strong relationships with our employees and with people in the communities where we operate. In early 2025, we formalized the company values – including care, honesty, and collaboration – that have always been foundational to our approach. Through open and ongoing communication, we seek to understand the priorities and concerns of people we engage with so we can work together to pursue shared ambitions and achieve shared success. Photo: Xavantina Operations – Mato Grosso, Brazil

21 | ERO COPPER 2024 SUSTAINABILITY REPORT HEALTH AND SAFETY Ero Copper’s top priority is ensuring the health and safety of everyone who arrives for work at each of our mine sites, projects, exploration sites, or supporting facilities. We seek to adhere to health and safety laws and regulations where we operate and work to keep pace with industry best practices. Everywhere we operate, we provide employees with the training and tools to perform their work safely, identify potential hazards connected to their duties, and mitigate risks. We maintain a zero - tolerance policy related to ‘common sense’ safety violations and empower our workforce to stop activities whenever they believe potentially unsafe work is taking place. A New Ambition for Health and Safety In 2025, we initiated a comprehensive safety transformation program in partnership with DSS+, a globally recognized operational safety consulting firm. Our work with DSS+ involves conducting a complete inventory of existing safety programs and initiatives to identify gaps, and then implementing an extensive transformation of our Health and Safety management systems. Our new approach is: Multifaceted – encompassing culture and coaching as well as skills, capabilities, systems, and governance. Grounded – emphasizing leaders being engaged and connected in the field and providing frequent, concrete feedback . Positive – establishing safety as not merely a set of compliance requirements, but an important component of job satisfaction, learning, and career growth. Photo: Tucumã Operation – Pará, Brazil

22 | ERO COPPER 2024 SUSTAINABILITY REPORT

Safety Training and Risk Mitigation

In 2024, Ero continued a training program delivered in partnership with academic institutions to enhance risk identification and mitigation practices across all our sites. Over 600 managers, supervisors, and specialists received training on risk identification within the mining industry. Participants received information on how to assess safety risks in operating environments prior to commencing work, and how to integrate risk assessments and identification into practices and procedures. Going forward, Ero's renewed safety priorities will provide on-the-job training for frontline workers and supervisors to connect training programs with safety practices and procedures in the workplace.

Key data points from 2024 in this important area included:

- Ero provided employees and contractors over 180,000 hours of Health and Safety training in 2024.
- We completed construction at Tucumã without a single lost-time injury: over 1,000 days and seven million hours of work completed safely.
- Ero Copper had a lost-time injury frequency rate ("LTIFR") of 0.6 in 2024 over a total of 14.9 million hours worked.

We also remained committed to supporting the health and safety of our team members both on and off the job. To this end, we:

- Provided training and guidance to employees on household and transportation safety.
- Provided addiction recovery support (while maintaining a zero-tolerance policy regarding substance use at work).
- Shared information on topics such as routine health screenings and preventing illness and injury in daily life.

Despite the progress we've made in several areas of health and safety, we were deeply saddened by the loss of two colleagues at separate workplace fatalities in 2024 – one at Caraíba and one at Xavantina. In response to each tragedy, we immediately activated our emergency response and safety protocols, which included suspending operations, notifying the relevant government authorities, and undertaking full investigations. The investigations' findings informed some immediate changes to our safety rules and practices, and ultimately prompted a comprehensive, multi-year initiative to transform our Health and Safety management system (see page 21).

Safety Performance

YEAR	LTIFR[1]	SEVERITY[2]	TRIFR[3]	FATALITIES
2020	0.27	66	2.16	0
2021	0.37	44	1.24	0
2022	0.60	1,063	2.83	2
2023	1.00	897	2.99	2
2024	0.60	950	2.95	2

1 LTIFR is calculated as the number of lost-time injuries, including fatalities, during the exposure period divided by the total number of hours worked in that period and then multiplied by 1,000,000. LTIFR is a core component of management's annual performance incentive compensation objectives.
2 The Severity Rate is a measure of the severity of work-related injuries and illnesses in terms of the time lost by the workforce. It is calculated as the total number of lost time days multiplied by 1,000,000 and then divided by total hours worked.
3 The TRIFR is the number of fatalities, lost-time injuries, substitute work, and other injuries requiring treatment by a medical professional per million hours worked.

RELEVANT POLICIES

Health and Safety Policy

23 | ERO COPPER 2024 SUSTAINABILITY REPORT HUMAN RIGHTS Ero Copper’s commitment to human rights includes respecting the freedom, equality, and dignity of all people, including our employees, local communities, and other stakeholders. We seek to comply with all relevant human rights laws and regulations in the jurisdictions where we operate and to incorporate effective international frameworks and practices in our approach to human rights . Preventing Modern Slavery Ero’s Modern Slavery Prevention Framework (“Framework”) defines the Company’s approach to identifying, mitigating, and remediating risks related to modern slavery. This Framework seeks to align with international best practices and supports Ero’s adherence to Brazilian and Canadian legislation. ERO’ S MODERN SLAVERY PREVENTION FRAMEWORK REPORTING MONITORING AND EFFECTIVENESS TRAINING AND ENGAGEMENT STANDARDS AND PROCESSES POLICIES AND GOVERNANCE We provide our stakeholders with transparent, accurate information. We evaluate our performance and work to be better each day. We give our people the tools and knowledge they need to identify and prevent modern slavery. We establish standard practices and controls that reinforce our human rights commitments. We implement policies and governance mechanisms that provide clear direction and oversight. Our Framework establishes clear standards, tools, and actions to operationalize our policy commitments. As we continue implementing this Framework, we remain focused on reviewing its effectiveness, identifying areas for improvement, and refining the tools and processes that support its application. In 2025, we initiated cross - site collaboration to assess implementation progress, address gaps, and enhance our approach. We are committed to continuously strengthening this Framework across our operations and supply chain, ensuring it evolves in line with best practices and emerging risks. Photo: Local entrepreneurs and community members supported by Ero near the Caraíba Operations in Bahia, Brazil

24 | ERO COPPER 2024 SUSTAINABILITY REPORT Global Human Rights Policy Our work to prevent modern slavery is part of a broader commitment to human rights, reflected in our Global Human Rights Policy, which explicitly includes a commitment to disavow all forms of modern slavery. The complete policy, available on Ero’s website, outlines a range of commitments, including but not limited to: • Respecting workers’ rights, including freedom of peaceful assembly and association, and engagement in collective bargaining consistent with the relevant conventions on that subject; • Maintaining operational - level grievance mechanisms to report and address any actual or potential adverse impacts or risks on human rights; • Acting with transparency and avoiding knowingly being complicit in activities that cause, or are likely to cause, adverse impacts or risks to human rights; and • Respecting and not interfering with anyone who acts to promote or protect human rights through peaceful and lawful means. Our Company is a signatory to the UN Global Compact, and our Global Human Rights Policy is aligned with the Compact’s two principles (of 10) that are focused on human rights. RELEVANT POLICIES AND RESOURCES Global Human Rights Policy 2024 Modern Slavery Act Report Photo: Tucumã Operation – Pará, Brazil

25 | ERO COPPER 2024 SUSTAINABILITY REPORT EMPLOYMENT AND PROCUREMENT Ero Copper is an important employer in the regions where we operate. We strive to achieve a positive and lasting impact in the communities where we work by prioritizing local employment, providing opportunities for training and development, and supporting our team members both as workers and as members of families and communities. Our team. As of December 31, 2024, Ero Copper had 3,692 employees and 3,787 contractors. Of these team members, 99% are based in Brazil. Workplace culture. For the third consecutive year, Ero was recognized as an “Incredible Place to Work.” The scoring system, created by Universo Online and the Fundação Instituto de Administração, is primarily based on employee surveys. Respecting diversity. In addition to our Global Human Rights Policy, which expresses our commitment to a safe and healthy workplace free from violence, harassment, intimidation, and discrimination, we seek to foster a workplace that respects diversity and embraces collaboration and a commitment to excellence. Collective bargaining. Employees at the Caraíba Operations are members of the Union of Workers in the Extractive Industries of Iron, Basic and Precious Metals in the State of Bahia. The Xavantina Operations’ employees belong to the Extractive Industries Workers Union of the State of Mato Grosso. Employees at the Tucumã Operation belong to the Union of Workers in the Extraction and Processing Industries of Ferrous and Non - Ferrous Ores in the states of Amapá and Pará. Ero has never had a strike action, including in 2024. Well - being. In addition to working to protect our team members’ physical health and safety while they work, Ero also seeks to promote employees’ overall well - being. At Xavantina, for example, we launched a new preventive health program in 2024 that includes a range of services and supports – from virtual mental health offerings to guidance and information for pregnant team members and new parents. Photo: Tucumã Operation – Pará, Brazil

26 | ERO COPPER 2024 SUSTAINABILITY REPORT Learning and career development. Our retention strategy emphasizes opportunities for advancement, personal growth, and career development. We provide a range of training opportunities to help employees grow in their specific roles with Ero. We also offer financial support to employees and their children under 18 pursuing more general education and language learning at local schools and universities. Tomorrow’s leaders. In 2024, we continued to operate programs designed to help students, especially those from communities in which we operate, gain experience in mining. Our Young Apprentice Program (for high school students) and our paid Internship Program (for university students in relevant fields of study) jointly hosted more than 140 students, mostly drawn from areas immediately surrounding our operations. Photo: Xavantina Operations – Mato Grosso, Brazil

27 | ERO COPPER 2024 SUSTAINABILITY REPORT COMMUNITY ENGAGEMENT AND INVESTMENT Ero’s investments in local communities take many forms. From supporting health and social programs to building economic capacity and entrepreneurship, we aim to lay foundations for long - term prosperity and well - being that extend beyond the life of the mines we operate. Engaging with Local Communities Everywhere we operate, Ero’s local teams work to regularly engage with community members, local businesses, non - governmental organizations, and local authorities. We seek to maintain active and open relationships with local stakeholders to understand how we can continuously improve our contribution to local communities and manage our impacts. We work to stay connected to events and community meeting places, and also regularly welcome members of the public to our operating sites so they can experience Ero’s commitment to responsible mining first - hand. Our engagements with local communities are based upon our values of care, honesty, and collaboration, and we are committed to working together with the communities near our operations to create new opportunities and lasting value. Expanded Capabilities at Polyclinic in Pilar – Caraíba Operations In 2023, we joined community members in Pilar, near our Caraíba Operations, to celebrate the completion of an expanded regional health clinic. The Curaçá Valley Polyclinic serves more than 70,000 area residents, including many Ero Copper employees and their families. A $4.5 million contribution from our Company helped to enable a multi - year renovation and expansion of the facility. In 2024, the Polyclinic continued to leverage its new spaces and equipment to expand its range of offerings to residents. It now offers an array of specialized care to patients of all ages – from primary care to nutrition, psychological counselling, audiology, and occupational therapy. It has also built more active, collaborative relationships with a larger hospital in Petrolina, about a two - hour drive away, to help patients from local communities access the specialized care they need. Photo: Caraíba Operations – Bahia, Brazil

28 | ERO COPPER 2024 SUSTAINABILITY REPORT $1 million In 2024, Ero Copper invested more than $1 million in projects and initiatives aimed at supporting communities in the regions where we operate. Photo (top): Champion Factory near our Tucumã Operation – Pará, Brazil Photo (bottom, left to right): Goat dairy near our Caraíba Operations – Bahia, Brazil, Project Hope near our Xavantina Operations – Mato Grosso, Brazil Champion Factory Ramps Up Production Ero engages with local communities to understand their development goals and aspirations. In 2022, during consultations with communities near our Tucumã Operation, which was then under construction, we learned that karate had gained popularity among local youth following the international success of a local karate champion in the Ultimate Fighting Championship (“UFC”). After working with local partners to develop and equip the Champion Factory, a new recreation program focused on karate for children aged 3 to 17, it quickly became clear that the community’s enthusiasm for martial arts was beyond our expectations. The program’s first cohort welcomed 300 participants, and hundreds more have since joined, learning new martial arts skills while forming friendships and building confidence. Through Ero’s support, children and teens are gaining life skills that will benefit them well beyond the Champion Factory . Supporting Local Agricultural Operations Ero actively supports small business development in the communities surrounding our operations, helping local enterprises scale and thrive. Around the Caraíba Operations: • We engaged a technical agricultural consultant to assist local goat farmers in expanding their herds, improving animal health, and increasing milk production. • We support a community garden on Ero - owned land in the town of Pilar, enabling families to grow food for their own use and to sell produce at the local market. • We continue to support a wide range of local businesses, including a cheesemaking cooperative and a women - run bakery. Arts Education and More at Project Hope We continue to work with our partners at Royal Gold to support an after - school program for vulnerable children in the Nova Xavantina municipality, near our Xavantina Operations. In addition to offering tutoring and academic support to help children succeed in their formal schooling, Project Hope offers a range of learning enrichment opportunities in areas such as music, ceramics, gardening, computer science, and ecology. In 2024, the program grew nearly 50% to serve 117 children, providing them with opportunities to learn, grow, and play.

29 | ERO COPPER 2024 SUSTAINABILITY REPORT Photo: Located in southeastern Pará State, Brazil, our Tucumã Operation is an open pit copper mine with a flotation milling circuit that produces copper concentrate. SPOTLIGHT TUCUMÃ OPERATION Ero Copper’s Tucumã Operation received its operating licence in June 2024 and produced its first saleable copper concentrate in July. Production continued to ramp up through the remainder of the year, and the operation achieved commercial production as of July 1, 2025. The successful development of the Tucumã Operation highlights Ero’s ability to work with communities, suppliers, governments, business partners, and stakeholders across Brazil to unlock the potential of copper and other metals in the Carajás Region. 1,000 days of construction – 7 million hours of work – without a lost - time injury created during construction, and over 300 people were employed by the operation 1,000+ jobs 30 “open doors” days in 2024 , with residents and schools welcomed to the site

Community Engagement Our engagement with the Tucumã community began well before operations commenced. In 2022, we conducted a needs assessment with local residents and municipal leaders to better understand their priorities for community investment, over and above the opportunities for employment and economic development through future mining operations. Ero maintains regular communication with local stakeholders and supports community development through targeted investment programs. Economic Development Ero has worked to enable local communities to participate in the economic benefits generated by the Tucumã Operation. Before construction began, we engaged locally to discuss the roles that would be required and the skills necessary to support those roles. We provided training and support to help interested candidates prepare for available opportunities. Today, we continue to engage with prospective workers as well as students who may wish to work with us in the future. As with all Ero operations, we also prioritize procurement from local businesses and, when possible, contract with local suppliers to support both operational and administrative activities. In addition to employing approximately 1,500 people at site, the Tucumã Operation supports many more jobs throughout the region. These include indirect jobs in our supply chain as well as jobs in local businesses – like shops, restaurants, and schools – that serve our workforce and their families. Environmental Management Environmental stewardship is a core pillar of Ero’s approach to responsible mining. At Tucumã, we worked closely with local communities to help mitigate the potential impacts from our operations; for example, we use vehicles to spray water onto local roads to manage dust during the dry season. Our mine waste facilities and practices, including our use of dry - stack tailings, are designed to enhance safety and reduce environmental risks. Through the use of filter presses, we extract excess water from tailings before they are placed and compacted for storage, enabling water recycling within our operations. Photo: Team member from the Tucumã Operation in Pará, Brazil engaged in community relations activities Photo: Team member from the Tucumã Operation at Project Pomar, which is a local community environmental education project 30 | ERO COPPER 2024 SUSTAINABILITY REPORT SPOTLIGHT: CONSTRUC TION CONCLUDES AND RAMP - UP BEG INS AT TUCUMÃ

31 | ERO COPPER 2024 SUSTAINABILITY REPORT Nearly 90% of the water used in our operations was recycled 85% of the electricity that powers our three operations comes from emissions - free sources ENVIRONMENT Working with Care In 2024, Ero continued to advance the work that underpins our newly formalized purpose, introduced in early 2025: Responsibly produce the minerals essential for a better tomorrow . The minerals we develop are vital to the scaling of battery storage and other clean - energy technologies. As we carry out this work, we strive to use water responsibly, protect local ecosystems, and reduce greenhouse gas emissions from our operations. Photo: Fauna at the Xavantina Operations in Mato Grosso, Brazil

32 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENTAL MANAGEMENT AND MONITORING Ero has established procedures and practices for environmental management across all operations. In 2024, the Caraíba and Xavantina Operations maintained ISO 14001 Environmental Management System certifications. Having achieved commercial production in July 2025, the Tucumã Operation is currently reviewing its environmental management systems to determine whether there are opportunities to expand or enhance existing practices. Our approach to environmental management covers a broad range of topics such as biodiversity, water, waste, permitting, greenhouse gas emissions, tailings management, and mine closure planning. Each operation and project site is supported by dedicated environmental teams responsible for the day - to - day management of environmental issues. These teams work closely with internal and third - party experts, while Ero’s management team provides oversight and works collaboratively to continuously improve environmental practices and ensure compliance with applicable laws and regulations in the jurisdictions where we operate. Photo: Environmental monitoring activity at the Tucumã Operation in Pará, Brazil

33 | ERO COPPER 2024 SUSTAINABILITY REPORT RESPONSIBLE WATER MANAGEMENT Ero Copper is committed to using water responsibly across all operations. In 2024, we recycled nearly 90% of the water used in our operations and continued working closely with nearby communities to help protect the health of local waterways. Our water management practices include regular water quality monitoring, conducted in accordance with permit conditions and applicable regulations in the regions where we operate. In 2024, we withdrew no water from areas classified as water - stressed by the Aqueduct Water Risk Atlas, developed by the World Resources Institute. We also support IBRAM’s public ESG commitments for the Brazilian mining sector, including its strategies for conserving local water resources. Using Water Efficiently We seek to minimize the amount of water used in our mining operations. In 2024, our process water recycling rate was 85%. Our Caraíba Operations draw water from the São Francisco River, as well as from mine dewatering and ground sources. In 2024, Caraíba achieved a process water recycling rate of 88%. Infrastructure built to supply water to our operations is also shared with local communities, providing reliable access to water for households and small - scale agricultural producers. Our Tucumã Operation relies on groundwater and a reservoir created by a dam in the Jatobá Creek. The dam collects water during rainy periods, providing a reliable source of water throughout the year. In addition, our use of dry - stack tailings allows us to recycle water extracted from tailings for operational uses. Our Xavantina Operations rely mainly on mine dewatering to meet operational needs. In 2024, no surface water was withdrawn for operational purposes. Xavantina achieved a process water recycling rate of 99%, primarily by reusing process water. CONSOLIDATED PROCESS WATER RECYCLING RATE 0% 20% 40% 60% 80% 100% 2020 2021 2022 2023 2024 87% 82% 91% 89% 89% Helping Communities Access Water Ero understands that water is a shared resource used by communities, local farmers, and businesses in the regions where we operate. We work to use water efficiently while seeking opportunities to support broader access to water. At our Caraíba Operations, we provide more water to local communities than we use. More specifically, we pump water from the São Francisco River through an 86 - kilometre pipeline to our Caraíba Operations. In 2024, approximately one - third of the water we pumped from the river was used to support our operations, while the remaining two - thirds was used to support local residents and farmers. About 47,000 people benefit from the water pumping infrastructure we maintain in the Curaçá Valley region of Brazil. WATER PROVIDED TO COMMUNITIES IN THE CURAÇ Á VALLEY (million cubic metres) 0 2 4 6 8 10 2020 2021 2022 2023 2024 7.3 8.6 8.7 7.5 5.8

34 | ERO COPPER 2024 SUSTAINABILITY REPORT TAILINGS AND MINE WASTE MANAGEMENT Ero is committed to the responsible management of tailings and mine waste across all operations – an essential part of protecting our workforce, communities, and the environment while creating long - term value for stakeholders. We take active steps to implement leading practices that support safe, reliable, and environmentally sound tailings and waste management. Dedicated site teams are responsible for maintaining and operating tailings and waste facilities at each of our operations, with oversight from Ero’s Executive Vice President & Chief Operating Officer. These teams work with third - party experts and engineers to design, construct, and operate facilities in compliance with Brazilian regulations and international standards. Throughout the life cycle of these facilities, Ero prioritizes safety and takes a proactive approach to mitigating potential environmental impacts. Mine Waste Management Mine waste is unprocessed material extracted through mining activities that does not meet the criteria for economic ore. Mine waste from Ero operations is stored in designated areas for safe long - term management or reused as backfill in our underground mines. Ero works to store mine waste that is categorized as non - inert or potentially acid - generating in specially designed areas that mitigate potential impacts to the surrounding environment. Photo: Xavantina Operations – Mato Grosso, Brazil

35 | ERO COPPER 2024 SUSTAINABILITY REPORT Tailings Management Tailings are generated when mined ore is processed with water and other reagents to separate metals such as copper and gold from the surrounding rock. The resulting tailings are the non - saleable by - product of mineral processing; we work to manage tailings safely in specifically designated areas across our operations. Ero’s tailings management practices include: • Leveraging international standards and frameworks to inform our procedures and management systems; • Engaging third - party Engineers of Record to design and regularly review our designated tailings management facilities; • Engaging with regulators to align our tailings management facilities with the regulatory requirements of the regions in which we operate; • Including our tailings management facilities within the scope of our risk management practices and processes; and • Developing operations manuals and emergency management plans focused on risk management and preventative action. In addition to these standard practices, which we employ at all of our operations, Ero uses a variety of technologies and methods suited to the specific operating conditions of each mine. C ARAÍBA For the storage and long - term disposal of tailings, our Caraíba Operations mainly (but not exclusively) use dry - stacking, meaning that the tailings are dewatered, formed into slabs, and stacked for storage. The process begins with a well - established dewatering method. After wet tailings are placed on beds of waste rock, water gradually seeps down through the coarser rocks while the smaller tailings particles settle on top. The dried tailings are then transported and compacted into slabs, and stored in dedicated dry - stack tailings management facilities. When executed well, this approach can mitigate health, safety, and environmental risks because the dewatered material is more stable and easier to contain than tailings suspended in water. In 2024, our Caraíba Operations worked to expand our dry - stacking capacity, initiating and advancing construction on a dedicated storage facility slated for completion in 2025. At our Caraíba Operations, we also seek opportunities to reuse tailings, all of which are considered non - hazardous under Brazilian regulations. One way to reuse tailings involves mixing them with cement and backfilling the material into mines that are no longer in use. This approach helps safely contain the tailings, enhances the structural stability of closed mines, and creates a foundation for surface revegetation programs. To date, we have backfilled four open pit mines using this approach. TUCUMÃ All tailings at Tucumã are dry - stacked. The operation was designed for only this preferred method of tailings management. By avoiding the use of ponds and dams, we reduce the safety and environmental risks typically associated with conventional tailings storage. Some of the tailings produced at Tucumã have the potential to generate acid over time; these tailings will be stored in a facility lined with high - density polyethylene to provide an added layer of environmental protection . Combined with dry - stacking, this approach further mitigates potential environmental risks . X AVANTINA Almost all tailings produced at our Xavantina Operations (99% in 2024) are classified as non - hazardous under Brazilian regulations. The majority of these tailings are managed through dry - stacking, which involves dewatering the tailings before transporting them to a designated dry storage area. A portion of the non - hazardous tailings is also used to backfill previously mined stopes, supporting underground stability. Approximately 1% of the tailings generated at Xavantina are non - inert and are stored in a double - lined excavated pond. During storage, the cyanide in the tailings degrades naturally, becoming less toxic. We complement this natural process with a further detoxification process. Photo: Tucumã Operation – Pará, Brazil

36 | ERO COPPER 2024 SUSTAINABILITY REPORT BIODIVERSITY Our mining operations impact biodiversity by altering existing habitats in ways that have varying effects on local ecosystems. During construction and operation, we work to assess our impacts and monitor biodiversity within and around our sites. Where possible, we work to mitigate our impacts on biodiversity. We also focus on protecting animals that may enter operating areas within our sites. Throughout the life of our operations, we take steps to reclaim and revegetate areas no longer needed for mining. In this revegetation work, we prioritize local plant species, often using plants grown in nurseries within our mine sites. We seek to manage our biodiversity and reclamation programs in accordance with site - specific Plans for Recovery for Degraded Areas (“PRADs”). Designed to restore ecosystems disturbed by mining and exploration, PRADs typically focus on revegetating land and reconfiguring topography to support the flourishing of native species and biodiversity over time. Our PRADs seek to restore ecosystems where Ero has operated, including in legacy areas used by site operators prior to Ero’s acquisition of assets. Caraíba Our Caraíba Operations are located in the semi - arid Caatinga region, which is exclusive to northeastern Brazil, a biome with diverse plant and animal life. In 2022, we developed and implemented biodiversity conservation management systems tailored to this area. Some of the community partnerships we undertake at Caraíba (see page 28 ) positively affect local ecosystems; for example, we work with small - scale farmers to support healthy local food systems. Photo: Fauna at the Caraíba Operations in Bahia, Brazil

37 | ERO COPPER 2024 SUSTAINABILITY REPORT Annual River Clean - up at Xavantina The Rio das Mortes flows through the Town of Nova Xavantina, approximately 20 kilometres from Ero’s Xavantina Operations. The river provides vital habitat to a range of biodiversity in the area and water to local communities. It is also a source of social and cultural value, as families from the area often boat on the river, swim on hot days, and hold picnics along the riverbanks. While the Xavantina Operations do not directly interact with the Rio das Mortes, Ero recognizes the value the river brings to the Town of Nova Xavantina. Each year, we hold a river clean - up event where Ero employees and other local volunteers remove garbage and household debris from the river, helping to support the health of this waterway for those who rely upon and enjoy it. Tucumã Our Tucumã Operation, where we successfully completed construction in mid - 2024 and achieved commercial production as of July 1, 2025, is located in a populated area of the Amazon biome. Past activities, including development, logging, and farming, have caused ecological disturbances, affecting native forests and driving some native species to extinction. Recognizing the rich biodiversity in this region, we developed a comprehensive biodiversity management program before we broke ground to construct the mine. In addition to efforts to protect and relocate sensitive animal species on land, we also monitor water quality. Photo: Fauna at the Tucumã Operation in Pará, Brazil Xavantina Our Xavantina Operations in Mato Grosso State are situated in the Cerrado, an extensive tropical savanna. Our operations are located on land that was previously disturbed by legacy artisanal mining activity, and we make use of an on - site plant nursery to revegetate and reclaim legacy areas. We also use tailings and mine waste to backfill legacy open pits located on the site. Upstream and downstream of the site, the Company conducts monthly monitoring of the Rio das Mortes . Xavantina’s dedicated environmental team also carries out an annual river clean - up and pollution - awareness event as part of a wider community effort to support the health of the river and the biodiversity it sustains. The event typically involves dozens of Ero team members and collects hundreds of kilograms of household waste discarded by residents of the area, keeping it out of the local watershed. Photo: The Rio das Mortes near the Xavantina Operations in Mato Grosso, Brazil

38 | ERO COPPER 2024 SUSTAINABILITY REPORT CLIMATE CHANGE Responsibly producing the minerals essential for a better tomorrow is our purpose. Copper is a key driver of the ongoing energy transition – essential to advanced batteries and other technologies that are helping societies reduce greenhouse gas (“GHG”) emissions and accelerate progress toward a net zero economy. As we produce the minerals that will help individuals and organizations reduce emissions, we also work to reduce the GHG emissions connected to our own business and operations. One example is the ongoing construction of the new external shaft at the Pilar Mine within our Caraíba Operations. In addition to improving operational efficiency, the shaft will enable the transport of people and materials between the deepest parts of the mine and surface in under 20 minutes – compared to the current 60 to 90 minutes. This significant reduction in travel time will decrease reliance on trucking in these areas, leading to lower diesel consumption and a meaningful reduction in associated carbon emissions. Photo: Xavantina Operations – Mato Grosso, Brazil

39 | ERO COPPER 2024 SUSTAINABILITY REPORT

Climate-Related Risks

The following table details the physical risks determined by the 2021 third-party scenario analysis for our mining sites, including the time horizon in which the risks increase.

MINING SITE	POTENTIAL RISK	TIME HORIZON	
		SHORT TERM (2021 TO 2030)	MEDIUM TERM (2030 TO 2050)
Caraíba	Extreme temperatures	Negligible	Moderate
	Sustained precipitation	Negligible	Moderate
	Extreme precipitation	Negligible	Low
	Droughts	Negligible	Moderate
Xavantina	Extreme temperatures	Negligible	Moderate
	Sustained precipitation	Negligible	Moderate
	Extreme precipitation	Negligible	Low
	Droughts	Negligible	Moderate
Tucumã	Extreme temperatures	Negligible	Moderate
	Sustained precipitation	Negligible	Moderate
	Extreme precipitation	Negligible	Moderate
	Droughts	Negligible	Moderate

Negligible ○ Low ● Moderate ■



Photo: Tucumã Operation – Pará, Brazil

Energy and Greenhouse Gas Emissions

Ero Copper is proud to operate in Brazil, whose national grid provides energy mainly from renewable sources. Because of the country's exceptionally clean energy system, approximately 85% of the energy that powers our three operations comes from emissions-free sources. As a result, our mobile equipment, which consumes a blend of petrodiesel and biodiesel, generates the majority of our total emissions.

40 | ERO COPPER 2024 SUSTAINABILITY REPORT AIR QUALITY AND LOCAL IMPACTS Ero Copper strives to mitigate our negative air quality impacts at our operations and in surrounding areas, including roadways. We continuously monitor air quality and produce estimates on the effects of our activities. We also engage with communities surrounding our operations to understand their concerns and work to identify solutions. Air Emissions from Mining Activities Air emissions from underground mining are naturally low since operations are, by definition, contained. Almost all our mining took place below ground in 2024. Our Xavantina Operations is entirely underground, as are two of the three mines at Caraíba; the exception is the Surubim open pit mine. The primary source of particulate emissions at Surubim is the movement of material from the area where ore is extracted to the central processing plant. Emissions of particulate matter also occur during detonations used to dismantle ore and during the unloading of material (such as ore and waste) from trucks at processing or disposal sites. Because these emissions are time - limited (since particulate matter settles naturally with gravity) and occur far from population centres, they do not affect local communities. To ensure they are not harmful to on - site workers, we require our teams to wear appropriate personal protective equipment. We also take additional mitigation measures, such as wetting unpaved roads, to minimize the disturbance of particulate matter. In addition to dust and other particulate matter, exhaust from diesel - fuelled equipment also produces emissions at our operations. However, the distance of our operations from local communities means these emissions do not generally affect people beyond our work sites, and we take targeted steps to protect team members on site. We use a network of air quality monitoring stations to oversee air quality across the area and to guide any necessary mitigation efforts. Photo: Caraíba Operations – Bahia, Brazil

41 | ERO COPPER 2024 SUSTAINABILITY REPORT Air Emissions from Other Activities At our Tucumã Operation, which was under development in early 2024, we closely monitored and actively mitigated any impacts to air quality related to our construction activity. Once the operation began to ramp up toward production in the latter half of the year, we also sought to mitigate dust from excavation and transportation. We now operate eight monitoring stations around the site to monitor air quality and maintain regular contact with neighbours to ensure that we remain aware of any air quality concerns. Across our operations, local communities’ primary air quality concern tends to be fugitive dust generated by transportation (on unpaved roads) during the dry season. To reduce dust, we regularly spray dirt roads using water trucks. At some locations, we have also added asphalt to heavily travelled areas. Photo: Tucumã Operation – Pará, Brazil

42 | ERO COPPER 2024 SUSTAINABILITY REPORT PERFORMANCE AND DATA INDICES Measuring What Matters Ero Copper currently aligns our sustainability reporting with globally respected standards from the SASB and GRI. Our goal is to demonstrate excellence, both in our sustainability practices and in the information we disclose about this important aspect of our business. Photo: Caraíba Operations – Bahia, Brazil

43 | ERO COPPER 2024 SUSTAINABILITY REPORT ESG Performance Data OPERATIONS Mill Throughput and Metal Production 2024 2023 2022 2021 2020 MILL THROUGHPUT (TONNES) 3,431,294 3,231,667 2,864,230 2,370,571 2,271,625 Caraíba Operations 146,161 136,002 189,743 171,581 162,642 Xavantina Operations 333,791 — — — — Tucumã Operation 3,911,246 3,367,669 3,053,973 2,542,152 2,434,267 Total 2024 2023 2022 2021 2020 METAL PRODUCTION 40,600 43,857 46,371 45,511 42,814 Copper (tonnes) 57,210 59,222 42,669 37,798 36,830 Gold (ounces) 55,540 57,427 55,089 52,804 53,377 Copper equivalent (tonnes) 1 Average Commodity Price 2024 2023 2022 2021 2020 COMMODITY $9,147 $8,475 $8,815 $9,318 $6,175 Copper ($/tonne) $2,389 $1,942 $1,801 $1,798 $1,771 Gold ($/ounce) 1 Copper equivalent calculated based on the average daily closing spot prices of copper and gold during the period.

44 | ERO COPPER 2024 SUSTAINABILITY REPORT

ECONOMIC VALUE

Direct Economic Value Generated and Distributed

BREAKDOWN OF ECONOMIC VALUE GENERATED AND DISTRIBUTED (USD THOUSANDS)	ECONOMIC VALUE GENERATED	ECONOMIC VALUE DISTRIBUTED								
	REVENUE[1]	PAYMENTS TO SUPPLIERS	EMPLOYEE WAGES AND BENEFITS[2]	OTHER TAXES AND FEES[3]	PAYMENTS TO PROVIDERS OF CAPITAL[4]	ROYALTIES	INCOME & RESOURCE TAXES	COMMUNITY INVESTMENTS[5]	TOTAL	ECONOMIC VALUE RETAINED
Brazil	$478,315	$487,924	$70,738	$42,903	$8,064	$8,056	$7,220	$2,820	$627,725	($149,410)
Corporate and Other[6]	–	7,195	10,008	701	32,653	–	2,163	–	52,720	(52,720)
Total	**$478,315**	**$495,119**	**$80,746**	**$43,604**	**$40,717**	**$8,056**	**$9,383**	**$2,820**	**$680,445**	**($202,130)**

1 Revenues per the financial statements are presented net of royalties. For economic distribution, revenues are grossed up by the royalties.
2 Excludes share-based payments and payroll taxes.
3 Excludes withholding taxes on intercompany interest income that is unpaid (presented as current income tax expense on financial statements).
4 Excludes accretion of mine closures and rehabilitation provisions for Brazil and excludes accretion of deferred revenue for Corporate and other (non-cash).
5 Includes economic development, education, donations, cultural support, and health.
6 Corporate and other include general and administrative expenditures, payments for properties, plant and equipment, income taxes paid, and interest paid to debt holders.

45 | ERO COPPER 2024 SUSTAINABILITY REPORT SUSTAINABILITY Memberships and Associations 1 CANADA AND USA Prospectors and Developers Association of Canada (“PDAC”) United Nations Global Compact BRAZIL Instituto Brasileiro de Mineração (“IBRAM”) Sindicato das Indústrias Extrativas de Minerais Metálicos, Metais Nobres e Preciosos, Pedras Preciosas e Semipreciosas e Magnesita no Estado da Bahia (“SINDIMIBA”) 1 This list does not include professional associations such as the Canadian Bar Association or Engineers and Geoscientists BC, etc.

46 | ERO COPPER 2024 SUSTAINABILITY REPORT PEOPLE Workforce TOTAL WORKFORCE CONTRACTORS EMPLOYEES NUMBER OF PEOPLE TOTAL TEMPORARY FIXED TOTAL FEMALE MALE FEMALE MALE FEMALE MALE 41 12 — 8 — 4 29 6 23 Corporate Office 1 5,099 2,418 — — 204 2,214 2,681 279 2,402 Caraíba 879 334 — — 43 291 545 92 453 Xavantina 1,279 965 — — 99 866 314 68 246 Tucumã 80 54 — 13 4 37 26 6 20 Furnas 19 4 — 2 — 2 15 4 11 Exploration 82 — — — — — 82 40 42 São Paulo 7,438 3,775 — 15 350 3,410 3,663 489 3,174 Total Brazil 2 7,479 3,787 — 23 350 3,414 3,692 495 3,197 Total Company 1 Corporate Office data includes employees and contractors of Ero Copper Corp. and Ero Copper (US) Ltd. 2 Brazil data includes mines, offices, exploration and project sites.

47 | ERO COPPER 2024 SUSTAINABILITY REPORT PEOPLE Diversity PERCENTAGE OF WORKFORCE BY GENDER NUMBER OF PEOPLE WORKFORCE COMPOSITION TOTAL CONTRACTORS EMPLOYEES TOTAL CONTRACTORS EMPLOYEES Gender Distribution Corporate Office 1 85% 100% 79% 35 12 23 Men 15% 0% 21% 6 — 6 Women Brazil 2 89% 91% 87% 6,599 3,425 3,174 Men 11% 9% 13% 839 350 489 Women Age Distribution Corporate Office 1 2% 0% 3% 1 — 1 < 30 61% 25% 76% 25 3 22 30 – 50 37% 75% 21% 15 9 6 > 50 Brazil 2 27% 28% 26% 2,009 1,059 950 < 30 63% 60% 65% 4,674 2,282 2,392 30 – 50 10% 11% 9% 755 434 321 > 50 1 Corporate Office data includes employees and contractors of Ero Copper Corp. and Ero Copper (US) Ltd. 2 Brazil data includes mines, offices, exploration and project sites.

48 | ERO COPPER 2024 SUSTAINABILITY REPORT PEOPLE Diversity SUPERVISORS 4 SUPERINTENDENTS/ ASST. MANAGERS 3 MANAGERS 2 SENIOR MANAGERS 1 EMPLOYEES BY GENDER AND MANAGEMENT CATEGORY FEMALE MALE FEMALE MALE FEMALE MALE FEMALE MALE — — — — 5 11 1 12 Corporate Office 10 152 18 59 8 27 1 12 Brazil SUPERVISORS 4 SUPERINTENDENTS/ ASST. MANAGERS 3 MANAGERS 2 SENIOR MANAGERS 1 EMPLOYEES BY GENDER AND MANAGEMENT CATEGORY FEMALE MALE FEMALE MALE FEMALE MALE FEMALE MALE — — — — 31% 69% 8% 92% Corporate Office 6% 94% 23% 77% 23% 77% 8% 92% Brazil 1 Senior managers in the Corporate Office include C - Level Executives, Senior Vice Presidents and Vice Presidents. Senior Managers in Brazil include Country Directors and General Managers. 2 Managers in the Corporate Office include Directors, Senior Managers and Managers. Managers in Brazil include Area Managers. 3 Superintendents / Asst. Managers include Coordinators in Brazil. 4 Supervisors include Supervisors in Brazil.

49 | ERO COPPER 2024 SUSTAINABILITY REPORT PEOPLE New Employee Hires and Employee Turnover 1 PERCENTAGE NUMBER OF PEOPLE TURNOVER NEW HIRES NET CHANGE TURNOVER NEW HIRES Gender Distribution Corporate Office 2 N/A 100% 4 — 4 Men N/A 0% — — — Women Brazil 3 78% 78% 211 265 476 Men 22% 22% 64 74 138 Women Age Distribution Corporate Office 2 N/A 25% 1 — 1 < 30 N/A 50% 2 — 2 30 – 50 N/A 25% 1 — 1 > 50 Brazil 3 42% 51% 168 144 312 < 30 52% 47% 112 177 289 30 – 50 5% 2% (5) 18 13 > 50 1 Excludes internal transfers. 2 Corporate Office data includes employees of Ero Copper Corp. and Ero Copper (US) Ltd. 3 Brazil data includes mines, offices, exploration and project sites.

50 | ERO COPPER 2024 SUSTAINABILITY REPORT PEOPLE Collective Bargaining Agreements TOTAL BRAZIL 2 SÃO PAULO EXPLORATION TUCUMÃ XAVANTINA CARAÍBA CORPORATE OFFICE 1 3,692 3,663 82 41 314 545 2,681 29 Total number of employees 3,540 3,540 77 41 306 522 2,594 — Employees covered by collective bargaining agreements 96% 97% 94% 100% 97% 96% 97% 0% % of total employees Training TOTAL CONTRACTORS EMPLOYEES WORKFORCE TRAINING HOURS BY TOPIC 186,292 129,957 56,335 Health & Safety 31,775 11,917 19,858 Environment & Social 15,897 5,921 9,976 Emergencies 890,794 199,950 690,844 Other topics (Modern Slavery, Code of Conduct, IT & Cybersecurity, etc.) 1 Corporate Office data includes employees of Ero Copper Corp. and Ero Copper (US) Ltd. 2 Brazil data includes mines, offices, exploration and project sites.

51 | ERO COPPER 2024 SUSTAINABILITY REPORT PEOPLE Health and Safety TOTAL TUCUMÃ XAVANTINA CARAÍBA 2024 SAFETY PERFORMANCE Lost - Time Injury Frequency Rate (“LTIFR”) 1 0.87 — 2.81 0.58 Employees 0.37 — 1.75 0.49 Contractors 0.60 — 2.44 0.54 Total Total Recordable Injury Frequency Rate (“TRIFR”) 2 4.35 3.14 15.91 2.12 Employees 1.74 1.20 6.98 1.46 Contractors 2.95 1.51 12.79 1.82 Total Fatalities 2 — 1 1 Employees — — — — Contractors 2 — 1 1 Total 1 Lost - time injury frequency rate is calculated as the number of lost - time injuries, including fatalities, in the exposure period per million hours worked. 2 Total recordable injury frequency rate is calculated as the number of fatalities, lost - time injuries, substitute work, and other injuries requiring treatment by a medical professional per million hours worked.

52 | ERO COPPER 2024 SUSTAINABILITY REPORT PEOPLE Health and Safety 2024 2023 2022 2021 2020 SAFETY PERFORMANCE TREND Employees 0.87 1.79 1.08 0.42 0.22 LTIFR 1 4.35 3.29 3.07 1.26 1.97 TRIFR 2 2 1 2 — — Fatalities Contractors 0.37 0.36 — 0.30 0.35 LTIFR 1 1.74 2.76 2.53 1.21 2.45 TRIFR 2 — 1 — — — Fatalities Total Workforce 0.60 1.00 0.60 0.37 0.27 LTIFR 1 2.95 2.99 2.83 1.24 2.16 TRIFR 2 2 2 2 — — Fatalities 1 Lost - time injury frequency rate is calculated as the number of lost - time injuries, including fatalities, in the exposure period per million hours worked. 2 Total recordable injury frequency rate is calculated as the number of fatalities, lost - time injuries, substitute work, and other injuries requiring treatment by a medical professional per million hours worked.

53 | ERO COPPER 2024 SUSTAINABILITY REPORT PEOPLE Strikes and Lockouts TOTAL TUCUMÃ XAVANTINA CARAÍBA — — — — Number of worker strikes — — — — Number of lockouts — — — — Total 2024 2023 2022 2021 2020 — — — — — Number of worker strikes — — — — — Number of lockouts — — — — — Total

54 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Compliance TOTAL TUCUMÃ XAVANTINA CARAÍBA ENVIRONMENTAL FINES AND NON - MONETARY PENALTIES FOR NON - COMPLIANCE (USD THOUSANDS) — — — — Total monetary value of fines paid — — — — Number of non - monetary sanctions incurred — — — — Cases submitted to dispute resolution mechanisms 2024 2023 2022 2021 2020 ENVIRONMENTAL FINES AND NON - MONETARY PENALTIES FOR NON - COMPLIANCE (USD THOUSANDS) — — — $7 — Total monetary value of fines paid — — — — — Number of non - monetary sanctions incurred — — — — — Cases submitted to dispute resolution mechanisms

55 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Energy Consumed Within the Organization 2024 2023 2022 2021 2020 CARAÍBA 14,491,424 13,721,869 12,747,015 10,826,699 8,830,882 Diesel (litres) 147,254 133,984 110,759 99,707 86,095 Gasoline (litres) — — — — — Coal (tonnes) 41,906 13,776 27,697 46,727 25,379 Liquefied petroleum gas (kg) — — — — — Ammonium nitrate (tonnes) 3,382 3,449 4,305 3,054 2,300 Emulsion (tonnes) 258,194 239,868 222,412 187,298 167,231 Electricity (MWh) 2024 2023 2022 2021 2020 XAVANTINA 1,339,529 1,207,456 1,303,547 1,091,982 1,052,031 Diesel (litres) 4,447 4,494 3,705 4,642 4,823 Gasoline (litres) — — — — — Coal (tonnes) 9,630 9,092 21,189 8,483 8,545 Liquefied petroleum gas (kg) — — — — — Ammonium nitrate (tonnes) 301 320 304 307 264 Emulsion (tonnes) 29,999 27,574 26,738 26,353 26,355 Electricity (MWh)

56 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Energy Consumed Within the Organization 2024 2023 2022 2021 2020 TUCUMÃ 5,529,247 4,828,588 1,000,707 — — Diesel (litres) 89,516 40,470 12,613 — — Gasoline (litres) 66 — — — — Coal (tonnes) — — — — — Liquefied petroleum gas (kg) — 1,710 — — — Ammonium nitrate (tonnes) 2,919 95 6 — — Emulsion (tonnes) 26,496 467 29 — — Electricity (MWh) 2024 2023 2022 2021 2020 ALL MINING OPERATIONS 21,360,200 19,757,912 15,051,269 11,918,681 9,882,914 Diesel (litres) 241,218 178,948 127,077 104,350 90,918 Gasoline (litres) 66 — — — — Coal (tonnes) 51,535 22,868 48,886 55,210 33,924 Liquefied petroleum gas (kg) — 1,710 — — — Ammonium nitrate (tonnes) 6,602 3,863 4,615 3,361 2,564 Emulsion (tonnes) 314,689 267,909 249,179 213,651 193,586 Electricity (MWh)

57 | ERO COPPER 2024 SUSTAINABILITY REPORT

ENVIRONMENT

Energy Consumed Within the Organization (terajoules)[1,2,3]

CARAÍBA	2020	2021	2022	2023	2024
Diesel	316	387	456	491	518
Gasoline	3	3	4	4	5
Coal	–	–	–	–	–
Liquefied petroleum gas	1	2	1	1	2
Electricity	602	674	801	864	929
Total	**922**	**1,067**	**1,262**	**1,360**	**1,455**

XAVANTINA	2020	2021	2022	2023	2024
Diesel	38	39	47	43	48
Gasoline	0	0	0	0	0
Coal	–	–	–	–	–
Liquefied petroleum gas	0	0	1	0	0
Electricity	95	95	96	99	108
Total	**133**	**134**	**144**	**143**	**157**

1 Fuel energy consumption (diesel, gasoline, coal, liquefied petroleum gas) has been converted to terajoules ("TJ") using default Net Calorific Values ("NCVs") and densities published in the 2006 IPCC Guidelines for National Greenhouse Gas Inventories. These conversion factors represent lower heating values and standard reference densities for each fuel type.
2 Electricity consumption is shown as delivered energy in terajoules based on purchased kilowatt-hours ("kWh"). Unlike fuels, there is no IPCC conversion factor for electricity, and no NCV/density assumption is applied.
3 Explosives (ammonium nitrate and emulsion) are excluded from this table. As these materials are oxidizers rather than primary fuels, they do not have an IPCC NCV or density factor and therefore cannot be expressed in terajoules on a consistent basis. Their Scope 1 GHG emissions are instead reported separately using activity-based emission factors (t CO_2 per tonne of explosive consumed).

58 | ERO COPPER 2024 SUSTAINABILITY REPORT

ENVIRONMENT

Energy Consumed Within the Organization (terajoules)[1,2,3]

TUCUMÃ	2020	2021	2022	2023	2024
Diesel	–	–	36	173	198
Gasoline	–	–	0	1	3
Coal	–	–	–	–	2
Liquefied petroleum gas	–	–	–	–	–
Electricity	–	–	0	2	95
Total	**–**	**–**	**36**	**176**	**298**

ALL MINING OPERATIONS	2020	2021	2022	2023	2024
Diesel	354	426	538	707	764
Gasoline	3	3	4	6	8
Coal	–	–	–	–	2
Liquefied petroleum gas	2	3	2	1	2
Electricity	697	769	897	964	1,133
Total	**1,055**	**1,202**	**1,442**	**1,678**	**1,909**

1 Fuel energy consumption (diesel, gasoline, coal, liquefied petroleum gas) has been converted to terajoules ("TJ") using default Net Calorific Values ("NCVs") and densities published in the 2006 IPCC Guidelines for National Greenhouse Gas Inventories. These conversion factors represent lower heating values and standard reference densities for each fuel type.
2 Electricity consumption is shown as delivered energy in terajoules based on purchased kilowatt-hours ("kWh"). Unlike fuels, there is no IPCC conversion factor for electricity, and no NCV/density assumption is applied.
3 Explosives (ammonium nitrate and emulsion) are excluded from this table. As these materials are oxidizers rather than primary fuels, they do not have an IPCC NCV or density factor and therefore cannot be expressed in terajoules on a consistent basis. Their Scope 1 GHG emissions are instead reported separately using activity-based emission factors (t CO_2 per tonne of explosive consumed).

59 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Emissions TOTAL 1 TUCUMÃ XAVANTINA CARAÍBA SCOPE 1 AND 2 GHG EMISSIONS (TONNES OF CO 2 EQUIVALENT) 48,768 12,624 3,058 33,086 Diesel Direct (Scope 1) GHG emissions 2 406 151 7 248 Gasoline 12 12 — — Coal 151 — 28 123 Liquefied petroleum gas — — — — Ammonium nitrate 1,096 484 50 561 Emulsion 50,433 13,271 3,144 34,018 Total (Scope 1) 17,139 1,443 1,634 14,062 Electricity Energy indirect (Scope 2) GHG emissions 3 67,571 14,714 4,778 48,080 Total (Scope 1 and 2) 1 1 Total amounts may not equal sum of individual amounts due to rounding. 2 Scope 1 emissions are calculated based on fuel consumption data using emission factors sourced from the Brazil GHG Protocol Program. Included gases are CO₂, CH₄, and N₂O, expressed as CO₂ equivalent using Global Warming Potential (“GWP”) values from the IPCC Sixth Assessment Report (“AR6”). 3 Scope 2 emissions (purchased electricity) are calculated using the annual emission factors published by the Brazil GHG Protocol Program.

60 | ERO COPPER 2024 SUSTAINABILITY REPORT

ENVIRONMENT

Emissions

SCOPE 1 AND 2 GHG EMISSIONS (TONNES OF CO_2 EQUIVALENT)		2020	2021	2022	2023	2024
Direct (Scope 1) GHG emissions[1]	Diesel	23,174	28,000	35,824	46,242	48,768
	Gasoline	153	176	214	301	406
	Coal	–	–	–	–	12
	Liquefied petroleum gas	100	162	143	67	151
	Ammonium nitrate	–	–	–	286	–
	Emulsion	426	558	766	641	1,096
	Total (Scope 1)	**23,852**	**28,895**	**36,947**	**47,537**	**50,433**
Energy indirect (Scope 2) GHG emissions[2]	Electricity	11,949	27,009	10,614	10,317	17,139
	Total (Scope 1 and 2)	**35,801**	**55,904**	**47,561**	**57,854**	**67,571**

Note: Beginning in 2024, Ero Copper reports Scope 1 and 2 emissions only. Scope 3 estimates previously disclosed and sourced from Skarn Associates were partial and are no longer included in this table to ensure consistency and comparability across reporting periods. Historical figures for Scope 1 and 2 emissions have been restated to reflect updated emission factors and GWPs. In prior reports, emission factors were drawn from Skarn Associates and the Government of Canada. Beginning in 2024, we apply a consistent methodology using Brazil GHG Protocol Program factors and IPCC AR6 GWPs across all reporting periods to improve comparability.

1 Scope 1 emissions are calculated based on fuel consumption data using emission factors sourced from the Brazil GHG Protocol Program. Included gases are CO_2, CH_4, and N_2O, expressed as CO_2 equivalent using GWP values from the IPCC AR6.
2 Scope 2 emissions (purchased electricity) are calculated using the annual emission factors published by the Brazil GHG Protocol Program.

61 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Emissions 2024 2023 2022 2021 2020 CARBON INTENSITY 1 3,911,246 3,367,669 3,053,973 2,542,152 2,434,267 Ore milled (tonnes) 55,540 57,427 55,089 52,804 53,377 Copper equivalent production (tonnes) 470 427 426 490 324 Total revenues (USD millions) 60,215 46,168 45,156 55,904 35,801 Total Scope 1 and 2 GHG emissions (tonnes of CO 2 - eq) Carbon Intensity 0.015 0.014 0.015 0.022 0.015 Per tonne of ore milled 1.08 0.80 0.82 1.06 0.67 Per tonne of copper equivalent production 128 108 106 114 110 Per USD$1 million of revenue 1 Excludes Tucumã for 2020 – 2023. Includes 50% of Tucuma emissions from 2024 as first saleable production was achieved in July 2024.

62 | ERO COPPER 2024 SUSTAINABILITY REPORT

ENVIRONMENT

Water

WATER WITHDRAWAL SOURCES (CUBIC METRES)	CARAÍBA	XAVANTINA	TUCUMÃ	TOTAL
Operational Water Withdrawal by Source				
Surface water	2,841,605	20	334,961	3,176,586
Groundwater	13,266	17,300	5,005	35,571
Precipitation	2	–	–	2
Third-party water (i.e., municipal)	–	–	–	–
Mine dewatering	1,943,328	3,877,200	–	5,820,528
Total operational water withdrawal	**4,798,201**	**3,894,520**	**339,966**	**9,032,686**
Other managed water[1]	5,847,054	–	–	5,847,054
Total water withdrawal	**10,645,255**	**3,894,520**	**339,966**	**14,879,740**

WATER WITHDRAWAL FROM AREAS WITH WATER STRESS[2]	CARAÍBA	XAVANTINA	TUCUMÃ	TOTAL
Surface water	–	–	–	–
Groundwater	–	–	–	–
Precipitation	–	–	–	–
Third-party water (i.e., municipal)	–	–	–	–
Mine dewatering	–	–	–	–
Total water withdrawal from areas with water stress	**–**	**–**	**–**	**–**

1 Other managed water is water which is actively managed without intent to supply the operational water demand. In 2024, Approximately 33% of the water that we pump from the São Francisco River through an 86-kilometre steel pipeline goes to our Caraíba Operations. The remaining 67% of the water that we pump from the São Francisco River is distributed to approximately 47,000 residents and farmers in nearby municipalities, including Pilar.
2 Areas with water stress were determined using the Aqueduct Water Risk Atlas from the World Resources Institute.

63 | ERO COPPER 2024 SUSTAINABILITY REPORT

ENVIRONMENT

Water

WATER WITHDRAWAL SOURCES (CUBIC METRES) – ALL MINING OPERATIONS	2020	2021	2022	2023	2024
Operational Water Withdrawal by Source					
Surface water	2,330,426	2,611,203	2,441,871	2,634,196	3,176,586
Groundwater	34,527	43,447	44,577	46,908	35,571
Precipitation	1	1	2	1	2
Third-party water (i.e., municipal)	–	–	–	–	–
Mine dewatering	1,968,091	2,968,717	5,757,351	5,553,269	5,820,528
Total operational water withdrawal	**4,333,045**	**5,623,368**	**8,243,801**	**8,234,374**	**9,032,686**
Other managed water[1]	7,296,985	8,557,953	7,503,438	8,721,468	5,847,054
Total water withdrawal	**11,630,030**	**14,181,321**	**15,747,239**	**16,955,842**	**14,879,740**

WATER WITHDRAWAL FROM AREAS WITH WATER STRESS[2]	2020	2021	2022	2023	2024
Surface water	–	–	–	–	–
Groundwater	–	–	–	–	–
Precipitation	–	–	–	–	–
Third-party water (i.e., municipal)	–	–	–	–	–
Mine dewatering	–	–	–	–	–
Total water withdrawal from areas with water stress	**–**	**–**	**–**	**–**	**–**

1 Other managed water is water which is actively managed without intent to supply the operational water demand. In 2024, Approximately 33% of the water that we pump from the São Francisco River through an 86-kilometre steel pipeline goes to our Caraíba Operations. The remaining 67% of the water that we pump from the São Francisco River is distributed to approximately 47,000 residents and farmers in nearby municipalities, including Pilar.

2 Areas with water stress were determined using the Aqueduct Water Risk Atlas from the World Resources Institute.

64 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Water TOTAL TUCUMÃ XAVANTINA CARAÍBA WATER USED FOR MINERAL PROCESSING 1,019,896 251,583 17,301 751,012 Freshwater used for mineral processing (cubic metres) 8,215,891 1,285,714 1,609,050 5,321,127 Recycled process water (cubic metres) 89% 84% 99% 88% Percentage recycled process water 2024 2023 2022 2021 2020 WATER USED FOR MINERAL PROCESSING 1,019,896 811,306 571,062 864,994 618,575 Freshwater used for mineral processing (cubic metres) 8,215,891 6,410,964 5,985,012 4,016,410 4,037,843 Recycled process water (cubic metres) 89% 89% 91% 82% 87% Percentage recycled process water 2024 2023 2022 2021 2020 WATER INTENSITY 3,911,246 3,367,669 3,053,973 2,542,152 2,434,267 Ore milled (tonnes) 55,540 57,427 55,089 52,804 53,377 Copper equivalent production (tonnes) 470 427 426 490 324 Total revenues (USD millions) 9,032,686 8,234,374 8,243,801 5,623,368 4,333,045 Operational water withdrawal (cubic metres) Water Intensity 2.3 2.4 2.7 2.2 1.8 Per tonne of ore milled 163 143 150 106 81 Per tonne of copper equivalent production 19,208 19,263 19,334 11,478 13,370 Per USD$1 million of revenue

65 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Land Disturbed and Rehabilitated (hectares) TOTAL TUCUMÃ XAVANTINA CARAÍBA 1,128 253 61 814 Total land disturbed and not yet rehabilitated at beginning of 2023 117 57 0 60 Land disturbed in 2024 46 — 4 42 Land rehabilitated in 2024 1,200 310 57 833 Total land disturbed and not yet rehabilitated at end of 2024 2024 2023 2022 2021 2020 1,128 971 878 928 981 Total land disturbed and not yet rehabilitated at beginning of year 117 170 167 9 4 Land disturbed during the year 46 13 74 59 57 Land rehabilitated during the year 1,200 1,128 971 878 928 Total land disturbed and not yet rehabilitated at end of year

66 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Mining and Processing Waste TOTAL TUCUMÃ XAVANTINA CARAÍBA 2024 MINING WASTE (TONNES) 3,879,728 315,381 141,152 3,423,195 Tailings Generated 9,228,299 2,780,994 203,759 6,243,545 Overburden and Waste Rock 2024 2023 2022 2021 2020 TOTAL MINING WASTE (TONNES) 3,879,728 3,236,127 2,913,379 2,408,080 2,306,842 Tailings Generated 9,228,299 6,508,851 8,062,560 5,797,051 1,465,821 Overburden and Waste Rock 2024 2023 2022 2021 2020 CARAIBA MINING WASTE (TONNES) 3,423,195 3,101,575 2,725,556 2,236,738 2,145,664 Tailings Generated 6,243,545 6,285,252 7,848,785 5,620,084 1,308,102 Overburden and Waste Rock 2024 2023 2022 2021 2020 XAVANTINA MINING WASTE (TONNES) 141,152 134,552 187,823 171,342 161,178 Tailings Generated 203,759 223,600 213,775 176,967 157,719 Overburden and Waste Rock 2024 2023 2022 2021 2020 TUCUMA MINING WASTE (TONNES) 315,381 — — — — Tailings Generated 8,145,452 8,698,883 — — — Overburden and Waste Rock

67 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Non - Mineral Waste and Recyclable Material TOTAL TUCUMÃ XAVANTINA CARAÍBA 2024 NON - MINING WASTE (TONNES) Non - Hazardous Waste 2,220 96 279 1,845 Recycled 185 — 113 73 Disposed - Landfill 539 107 — 432 Disposed - Other 415 — 38 377 Disposed - On - Site 3,359 203 429 2,727 Total Non - Hazardous Waste & Recyclable Material Hazardous Waste 9 — 9 — Recycled 771 — 169 601 Disposed - Landfill — — — — Stored - On - Site 52 52 — — Treated 832 52 179 601 Total Hazardous Waste & Recyclable Material 4,191 255 608 3,328 Total Non - Mineral Waste Generated 53% 38% 47% 55% % Recycled

68 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Non - Mineral Waste and Recyclable Material 2024 2023 2022 2021 2020 TOTAL NON - MINING WASTE (TONNES) Non - Hazardous Waste 2,220 2,045 2,236 1,815 1,758 Recycled 185 183 195 205 172 Disposed - Landfill 539 664 359 230 238 Disposed - Other 415 404 337 222 221 Disposed - On - Site 3,359 3,297 3,128 2,471 2,389 Total Non - Hazardous Waste & Recyclable Material Hazardous Waste 9 8 10 5 4 Recycled 771 551 493 572 409 Disposed - Landfill — — — — — Stored - On - Site 52 51 12 — — Treated 832 610 514 577 413 Total Hazardous Waste & Recyclable Material 4,191 3,906 3,642 3,048 2,802 Total Non - Mineral Waste Generated 53% 53% 62% 60% 63% % Recycled

69 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Non - Mineral Waste and Recyclable Material 2024 2023 2022 2021 2020 CARAÍBA NON - MINING WASTE (TONNES) Non - Hazardous Waste 1,845 1,819 1,941 1,613 1,592 Recycled 73 93 78 62 58 Disposed - Landfill 432 488 354 230 238 Disposed - Other 377 362 267 172 180 Disposed - On - Site 2,727 2,761 2,640 2,078 2,068 Total Non - Hazardous Waste & Recyclable Material Hazardous Waste — — — — — Recycled 601 396 373 453 279 Disposed - Landfill — — — — — Stored - On - Site — — — — — Treated 601 396 373 453 279 Total Hazardous Waste & Recyclable Material 3,328 3,157 3,012 2,531 2,347 Total Non - Mineral Waste Generated 55% 58% 64% 64% 68% % Recycled

70 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Non - Mineral Waste and Recyclable Material 2024 2023 2022 2021 2020 XAVANTINA NON - MINING WASTE (TONNES) Non - Hazardous Waste 279 203 287 201 166 Recycled 113 89 118 143 114 Disposed - Landfill — Disposed - Other 38 42 70 49 40 Disposed - On - Site 429 334 475 394 321 Total Non - Hazardous Waste & Recyclable Material Hazardous Waste 9 8 10 5 4 Recycled 169 155 120 118 130 Disposed - Landfill — — — — — Stored - On - Site — — — — — Treated 179 163 130 123 135 Total Hazardous Waste & Recyclable Material 608 497 605 517 455 Total Non - Mineral Waste Generated 47% 43% 49% 40% 37% % Recycled

71 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Non - Mineral Waste and Recyclable Material 2024 2023 2022 2021 2020 TUCUMÃ NON - MINING WASTE (TONNES) Non - Hazardous Waste 96 23 7 — — Recycled — 2 — — — Disposed - Landfill 107 177 5 — — Disposed - Other — — — — — Disposed - On - Site 203 201 13 — — Total Non - Hazardous Waste & Recyclable Material Hazardous Waste — — — — — Recycled — — — — — Disposed - Landfill — — — — — Stored - On - Site 52 51 12 — — Treated 52 51 12 — — Total Hazardous Waste & Recyclable Material 255 252 24 — — Total Non - Mineral Waste Generated 38% 9% 30% N/A N/A % Recycled

72 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Significant Environmental Spills TOTAL TUCUMÃ XAVANTINA CARAÍBA WATER USED FOR MINERAL PROCESSING 1 1 — — Number of significant spills 80 80 — — Volume of liquid or material (m 3 ) 2024 2023 2022 2021 2020 WATER USED FOR MINERAL PROCESSING 1 1 — — — Number of significant spills 80 25 — — — Volume of liquid or material (m 3 )

73 | ERO COPPER 2024 SUSTAINABILITY REPORT

ENVIRONMENT

Tailings Storage Facility Inventory

CARAÍBA	TAILINGS CO-DISPOSAL PILES	CONVENTIONAL TAILINGS DAM	R75 OPEN PIT	R22 OPEN PIT	R22W OPEN PIT
Location	-09°51'19.270" / -39°51'54.399"	-09°51'04.100" / -39°49'35.700"	-09°52'28.981" / -39°52'13.796"	-09°51'10.573" / -39°52'16.730"	-09°51'10.573" / -39°52'16.730"
Ownership	Subsidiary (99.6% owned by Ero)	Subsidiary (99.6% owned by Ero)	Subsidiary (99.6% owned by Ero)	Subsidiary (99.6% owned by Ero)	Subsidiary (99.6% owned by Ero)
Status	Active	Active	Closed	Closed	Active
Date of initial operation	January 2015	January 1980	June 2012	January 2011	June 2023
Is the facility currently operated or closed according to the approved design?	Yes	Yes	Yes	Yes	Yes
Construction method	Co-Disposal / Co-Mingled Piles	Rockfill Dam, Single Lift	Excavated Pit	Excavated Pit	Excavated Pit
Deposition method	Wet Tailings, then Dry Stacked Tailings	Wet Tailings	N/A	N/A	Wet Tailings
Current maximum height	14.9 metres	14.7 metres	N/A (sub-surface)	N/A (sub-surface)	N/A (sub-surface)
Permitted maximum storage capacity	N/A	55,434,543 m³	N/A	N/A	600,000 m³
Current volume of tailings stored	5,588,893 m³	44,852,500 m³	1,110,000 m³	2,316,736 m³	300,000 m³
Additional planned tailings storage over next five years	3,950,000 m³	10,500,000 m³	N/A	N/A	150,000 m³
Most recent Independent Expert Review	September 2024	September 2024	May 2019	N/A	N/A
Do you have full and complete engineering records for design, construction, operation, maintenance, and closure?	Yes	Yes	Yes	Yes	Yes
What is your hazard categorization of this facility, based on the consequence of failure?	Low Risk / Low Potential	Low Risk / Medium Potential	Low Risk / Low Potential	Low Risk / Low Potential	Low Risk / Low Potential

74 | ERO COPPER 2024 SUSTAINABILITY REPORT

ENVIRONMENT

Tailings Storage Facility Inventory

CARAÍBA	TAILINGS CO-DISPOSAL PILES	CONVENTIONAL TAILINGS DAM	R75 OPEN PIT	R22 OPEN PIT	R22W OPEN PIT
What guideline do you follow for the classification system?	Ordinance No. 70.389, May 17, 2017 from DNPM (now ANM – National Mining Agency of Brazil)	Ordinance No. 70.389, May 17, 2017 from DNPM (now ANM – National Mining Agency of Brazil)	Ordinance No. 70.389, May 17, 2017 from DNPM (now ANM – National Mining Agency of Brazil)	Ordinance No. 70.389, May 17, 2017 from DNPM (now ANM – National Mining Agency of Brazil)	Ordinance No. 70.389, May 17, 2017 from DNPM (now ANM – National Mining Agency of Brazil)
Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm)?	No	No	No	No	No
Do you have internal/in-house engineering specialist oversight of this facility? Or do you have external engineering support for this purpose?	Yes, internal and external support	Yes, internal and external support	Yes, internal and external support	Yes, internal and external support	Yes, internal and external support
Has a formal analysis of the downstream impact on communities, ecosystems, and critical infrastructure in the event of catastrophic failure been undertaken and to reflect final conditions? If so, when did this assessment take place?	Yes (2022)	Yes (2024)	Yes (2022)	Yes (2022)	N/A
Is there a) a closure plan in place for this dam, and b) does it include long-term monitoring?	Yes	Yes	Yes	Yes	Yes
Have you or do you plan to assess your tailings facilities against the impact of more regular extreme weather events as a result of climate change, e.g., over the next two years?	Yes	Yes	No	No	No

75 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Tailings Storage Facility Inventory R22W OPEN PIT R22 OPEN PIT R75 OPEN PIT CONVENTIONAL TAILINGS DAM TAILINGS CO - DISPOSAL PILES CARAÍBA Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the technical report titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Any other relevant information and supporting documentation. Please state if you have omitted any other exposure to tailings facilities through any joint ventures you may have.

76 | ERO COPPER 2024 SUSTAINABILITY REPORT

ENVIRONMENT

Tailings Storage Facility Inventory

XAVANTINA	NON-INERT TAILINGS DAM (POND 1 – CIL TAILS)	INERT TAILINGS DAM (POND 2 – FLOTATION TAILS)	INERT TAILINGS DAM (POND 3 – FLOTATION TAILS)
Location	-14°38'26.700" / -52°29'49.000"	-14°38'20.200" / -52°29'55.000"	-14°38'20.200" / -52°29'55.000"
Ownership	Subsidiary (97.6% owned by Ero)	Subsidiary (97.6% owned by Ero)	Subsidiary (97.6% owned by Ero)
Status	Active	Active	Active
Date of initial operation	April 2012	April 2012	April 2012
Is the facility currently operated or closed according to the approved design?	Yes	Yes	Yes
Construction method	Excavated Pit (HDPE Lined)	Rockfill Dam, Single Lift (Segmented Ring Dyke)	Rockfill Dam, Single Lift (Segmented Ring Dyke)
Deposition method	Wet Tailings	Wet Tailings	Wet Tailings
Current maximum height	N/A (sub-surface)	16.2 metres	13.6 metres
Permitted maximum storage capacity	314,906 m^3	360,000 m^3	360,000 m^3
Current volume of tailings stored	283,357 m^3	0.0 m^3	215 m^3
Additional planned tailings storage over next five years	16,000 m^3	360,000 m^3	360,000 m^3
Most recent Independent Expert Review	September 2024	September 2024	September 2024
Do you have full and complete engineering records for design, construction, operation, maintenance, and closure?	Yes	Yes	Yes
What is your hazard categorization of this facility, based on the consequence of failure?	Low Risk / High Potential	Low Risk / High Potential	Low Risk / High Potential
What guideline do you follow for the classification system?	Ordinance No. 70.389, May 17, 2017 from DNPM (now ANM – National Mining Agency of Brazil)	Ordinance No. 70.389, May 17, 2017 from DNPM (now ANM – National Mining Agency of Brazil)	Ordinance No. 70.389, May 17, 2017 from DNPM (now ANM – National Mining Agency of Brazil)

77 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Tailings Storage Facility Inventory INERT TAILINGS DAM (POND 3 – FLOTATION TAILS) INERT TAILINGS DAM (POND 2 – FLOTATION TAILS) NON - INERT TAILINGS DAM (POND 1 – CIL TAILS) XAVANTINA No No No Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm)? Yes, internal and external support Yes, internal and external support Yes, internal and external support Do you have internal/in - house engineering specialist oversight of this facility? Or do you have external engineering support for this purpose? Yes (2024) Yes (2024) Yes (2024) Has a formal analysis of the downstream impact on communities, ecosystems, and critical infrastructure in the event of catastrophic failure been undertaken and to reflect final conditions? If so, when did this assessment take place? Yes Yes Yes Is there a) a closure plan in place for this dam, and b) does it include long - term monitoring? Yes Yes Yes Have you or do you plan to assess your tailings facilities against the impact of more regular extreme weather events as a result of climate change, e.g., over the next two years? Please refer to the 2023 technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the 2023 technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Please refer to the 2023 technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil” for additional scientific and technical information available on the Company’s website and on SEDAR+ Any other relevant information and supporting documentation. Please state if you have omitted any other exposure to tailings facilities through any joint ventures you may have.

78 | ERO COPPER 2024 SUSTAINABILITY REPORT

ENVIRONMENT

Tailings Storage Facility Inventory

TUCUMÃ	GEOMEMBRANE-LINED TAILINGS STORAGE FACILITY WITH CO-DISPOSAL OF WASTE ROCK AND TAILINGS
Location	-'06°51'42.0" / -51°27'11.9
Ownership	Subsidiary (99.6% owned by Ero)
Status	Active
Date of initial operation	October 2023
Is the facility currently operated or closed according to the approved design?	Yes
Construction method	Co-Disposal Pile
Deposition method	Filtered (Dewatered) Tailings
Current maximum height	40.4 metres
Permitted maximum storage capacity	13,224,503 m³
Current volume of tailings stored	3,417,958 m³
Additional planned tailings storage over next five years	8,820,118 m³
Most recent Independent Expert Review	December 2024
Do you have full and complete engineering records for design, construction, operation, maintenance, and closure?	Yes
What is your hazard categorization of this facility, based on the consequence of failure?	The stability analysis of the tailings stack has not yet been performed
What guideline do you follow for the classification system?	Ordinance No. 70.389, May 17, 2017 from DNPM (now ANM – National Mining Agency of Brazil)

79 | ERO COPPER 2024 SUSTAINABILITY REPORT ENVIRONMENT Tailings Storage Facility Inventory GEOMEMBRANE - LINED TAILINGS STORAGE FACILITY WITH CO - DISPOSAL OF WASTE ROCK AND TAILINGS TUCUMÃ No Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm)? Yes, internal and external support Do you have internal/in - house engineering specialist oversight of this facility? Or do you have external engineering support for this purpose? No Has a formal analysis of the downstream impact on communities, ecosystems and critical infrastructure in the event of catastrophic failure been undertaken and to reflect final conditions? If so, when did this assessment take place? Yes Is there a) a closure plan in place for this dam, and b) does it include long - term monitoring? Yes Have you or do you plan to assess your tailings facilities against the impact of more regular extreme weather events as a result of climate change, e.g., over the next two years? Please refer to the 2021 technical report titled “Boa Esperança Project NI 43 - 101 Technical Report on Feasibility Study Update” for additional scientific and technical information available on the Company’s website and on SEDAR+ Any other relevant information and supporting documentation. Please state if you have omitted any other exposure to tailings facilities through any joint ventures you may have.

80 | ERO COPPER 2024 SUSTAINABILITY REPORT

GRI Index

Statement of use: Ero Copper's 2024 Sustainability Report has been developed with reference to the GRI Standards for the period January 1–December 31, 2024

GRI 1 used: GRI 1: Foundation 2021

Applicable GRI Sector Standard: GRI G4: Mining & Metals Sector Supplement

GRI STANDARD	DISCLOSURE NUMBER	DISCLOSURE NAME	REFERENCE SECTION/DOCUMENT
GENERAL DISCLOSURES			
GRI 2: General Disclosures 2021	2-1	Organizational details	2024 Sustainability Report › About Ero Copper › Pages 4–6
	2-2	Entities included in the organization's sustainability reporting	2024 Sustainability Report › About This Report › Page 3 2024 Sustainability Report › About Ero Copper › Pages 4–6
	2-3	Reporting period, frequency, and contact point	2024 Sustainability Report › About This Report › Page 3
	2-4	Restatements of information	We have restated our historical Scope 1 and 2 carbon emissions to reflect updated emissions factors and Global Warming Potential ("GWP") values. In prior reports, emission factors were drawn from external consultants and the Government of Canada. Beginning in 2024 and going forward, we will apply a consistent methodology using Brazil GHG Protocol Program emission factors and GWPs from the IPCC Sixth Assessment Report across all reporting periods to improve comparability.
	2-5	External assurance	Ero Copper did not seek external assurance for the information presented in this report
	2-6	Activities, value chain, and other business relationships	2024 Sustainability Report › About Ero Copper › Pages 4–6 Annual Information Form
	2-7	Employees	2024 Sustainability Report › ESG Performance Data › Workforce › Page 46
	2-8	Workers who are not employees	2024 Sustainability Report › ESG Performance Data › Workforce › Page 46
	2-9	Governance structure and composition	2024 Sustainability Report › Corporate Governance › Page 16 Management Information Circular
	2-10	Nomination and selection of the highest governance body	Management Information Circular

81 | ERO COPPER 2024 SUSTAINABILITY REPORT

GRI STANDARD	DISCLOSURE NUMBER	DISCLOSURE NAME	REFERENCE SECTION/DOCUMENT
	2-11	Chair of the highest governance body	Management Information Circular
	2-12	Role of the highest governance body in overseeing the management of impacts	2024 Sustainability Report › Corporate Governance › Page 16 2024 Sustainability Report › Sustainability Governance › Page 17 Management Information Circular
	2-13	Delegation of responsibility for managing impacts	2024 Sustainability Report › Corporate Governance › Page 16 2024 Sustainability Report › Sustainability Governance › Page 17
	2-14	Role of the highest governance body in sustainability reporting	Environmental, Health, Safety and Sustainability Committee Mandate 2024 Sustainability Report › Sustainability Governance › Page 17
	2-15	Conflicts of interest	Management Information Circular
	2-16	Communication of critical concerns	Code of Business Conduct and Ethics Whistleblowing Policy
	2-17	Collective knowledge of the highest governance body	Management Information Circular
	2-18	Evaluation of the performance of the highest governance body	Management Information Circular
	2-19	Remuneration policies	Management Information Circular
	2-20	Process to determine remuneration	Management Information Circular
	2-21	Annual total compensation ratio	Ero Copper does not report the compensation ratio for the organization's highest-paid individual to the median annual total compensation for all employees.
	2-22	Statement on sustainable development strategy	2024 Sustainability Report › CEO Message › Page 7
	2-23	Policy commitments	Corporate Policies
	2-24	Embedding policy commitments	Corporate Policies

82 | ERO COPPER 2024 SUSTAINABILITY REPORT REFERENCE SECTION/DOCUMENT DISCLOSURE NAME DISCLOSURE NUMBER GRI STANDARD 2024 Sustainability Report > Human Rights > Pages 23 – 24 2024 Sustainability Report > Community Engagement and Investment > Page 27 2024 Sustainability Report > Environmental Management and Monitoring > Page 32 Processes to remediate negative impacts 2 - 25 Code of Business Conduct and Ethics 2024 Sustainability Report > Ethics and Compliance > Page 19 Mechanisms for seeking advice and raising concerns 2 - 26 Code of Business Conduct and Ethics Compliance with laws and regulations 2 - 27 2024 Sustainability Report > ESG Performance Data > Memberships and Associations > Page 45 Membership associations 2 - 28 2024 Sustainability Report > Stakeholder Engagement > Pages 11 – 12 Approach to stakeholder engagement 2 - 29 2024 Sustainability Report > Employment and Procurement > Page 25 2024 Sustainability Report > ESG Performance Data > Collective Bargaining Agreements > Page 50 Collective bargaining agreements 2 - 30 MATERIAL TOPICS 2024 Sustainability Report > Our Priorities > Page 13 Process to determine material topics 3 - 1 GRI 3: Material Topics 2021 2024 Sustainability Report > Our Priorities > Page 13 List of material topics 3 - 2 TOPIC - SPECIFIC DISCLOSURES Economic Performance 2024 Sustainability Report > Community Engagement and Investment > Pages 27 – 30 Management of material topics 3 - 3 GRI 3: Material Topics 2021 2024 Sustainability Report > Community Engagement and Investment > Pages 27 – 30 2024 Sustainability Report > ESG Performance Data > Direct Economic Value Generated and Distributed > Page 44 Direct economic value generated and distributed (EVG&D) 201 - 1 GRI 201: Economic Performance 2024 Sustainability Report > Climate Change > Pages 38 – 39 Financial implications and other risks and opportunities due to climate change 201 - 2

83 | ERO COPPER 2024 SUSTAINABILITY REPORT

GRI STANDARD	DISCLOSURE NUMBER	DISCLOSURE NAME	REFERENCE SECTION/DOCUMENT
GRI 201: Economic Performance	201-3	Defined benefit plan obligations and other retirement plans	Ero Copper does not report defined benefit plan obligations and other retirement plans.
	201-4	Financial assistance received from the government	Ero Copper does not report financial assistance received from the government.
Indirect Economic Impacts			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Community Engagement and Investment › Pages 27–30
GRI 203: Indirect Economic Impacts	203-1	Infrastructure investments and services supported	2024 Sustainability Report › Community Engagement and Investment › Pages 27–30 2024 Sustainability Report › Responsible Water Management › Page 33
	203-2	Significant indirect economic impacts	Ero Copper does not report on this indicator.
Energy			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Climate Change › Pages 38–39
GRI 302: Energy	302-1	Energy consumption within the organization	2024 Sustainability Report › ESG Performance Data › Energy Consumed Within the Organization › Pages 55–58
	302-2	Energy consumption outside the organization	Ero Copper does not report on this indicator.
	302-4	Reduction of energy consumption	Ero Copper does not report on this indicator.
	302-5	Reductions in energy requirements of products and services	Ero Copper does not report on this indicator.
Water and Effluents			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Responsible Water Management › Page 33
GRI 303: Water and Effluents	303-1	Interactions with water as a shared resource	2024 Sustainability Report › Responsible Water Management › Page 33
	303-2	Management of water discharge-related impacts	2024 Sustainability Report › Responsible Water Management › Page 33

84 | ERO COPPER 2024 SUSTAINABILITY REPORT

GRI STANDARD	DISCLOSURE NUMBER	DISCLOSURE NAME	REFERENCE SECTION/DOCUMENT
	303-3	Water withdrawal	2024 Sustainability Report › Responsible Water Management › Page 33 2024 Sustainability Report › ESG Performance Data › Water › Pages 62–63
	303-4	Water discharge	Ero Copper does not report on this indicator.
	303-5	Water consumption	Ero Copper does not report on this indicator.
Biodiversity			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Biodiversity › Pages 36–37
GRI 304: Biodiversity	304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Ero Copper does not report on this indicator.
	304-2	Significant impacts of activities, products, and services on biodiversity	Ero Copper does not report on this indicator.
	304-3	Habitats protected or restored	2024 Sustainability Report › Biodiversity › Pages 36–37 2024 Sustainability Report › ESG Performance Data › Land Disturbed and Rehabilitated (hectares) › Page 65
	304-4	IUCN Red List species and national conservation list species with habitats in areas affected by operations	Ero Copper does not report on this indicator.
Emissions			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Climate Change › Pages 38–39 2024 Sustainability Report › Air Quality and Local Impacts › Pages 40–41
GRI 305: Emissions	305-1	Direct (Scope 1) GHG emissions	2024 Sustainability Report › Energy and Greenhouse Gas Emissions › Page 39 2024 Sustainability Report › ESG Performance Data › Emissions › Pages 59–60

85 | ERO COPPER 2024 SUSTAINABILITY REPORT

GRI STANDARD	DISCLOSURE NUMBER	DISCLOSURE NAME	REFERENCE SECTION/DOCUMENT
	305-2	Energy indirect (Scope 2) GHG emissions	2024 Sustainability Report › Energy and Greenhouse Gas Emissions › Page 39 2024 Sustainability Report › ESG Performance Data › Emissions › Pages 59–60
	305-3	Other indirect (Scope 3) GHG emissions	Ero Copper does not report on this indicator.
	305-4	GHG emissions intensity	2024 Sustainability Report › Energy and Greenhouse Gas Emissions › Page 39 2024 Sustainability Report › ESG Performance Data › Emissions › Page 61
	305-5	Reduction of GHG emissions	2024 Sustainability Report › ESG Performance Data › Emissions › Pages 59–60
	305-6	Emissions of ozone-depleting substances (ODS)	Ero Copper does not report on this indicator.
	305-7	Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Ero Copper does not report on this indicator.
Waste			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Tailings and Mine Waste Management › Pages 34–35 2024 Sustainability Report › ESG Performance Data › Tailings Storage Facility Inventory › Pages 73–79 Tailings Management
GRI 306: Waste	306-1	Waste generation and significant waste-related impacts	2024 Sustainability Report › Tailings and Mine Waste Management › Pages 34–35
	306-2	Management of significant waste-related impacts	2024 Sustainability Report › Tailings and Mine Waste Management › Pages 34–35
	306-3	Waste generated	2024 Sustainability Report › ESG Performance Data › Mining and Processing Waste › Page 66 2024 Sustainability Report › ESG Performance Data › Non-Mineral Waste and Recyclable Material › Pages 67–71

86 | ERO COPPER 2024 SUSTAINABILITY REPORT

GRI STANDARD	DISCLOSURE NUMBER	DISCLOSURE NAME	REFERENCE SECTION/DOCUMENT
	306-4	Waste diverted from disposal	2024 Sustainability Report › ESG Performance Data › Mining and Processing Waste › Page 66 2024 Sustainability Report › ESG Performance Data › Non-Mineral Waste and Recyclable Material › Pages 67–71
	306-5	Waste directed to disposal	2024 Sustainability Report › ESG Performance Data › Mining and Processing Waste › Page 66 2024 Sustainability Report › ESG Performance Data › Non-Mineral Waste and Recyclable Material › Pages 67–71
Employment			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Employment and Procurement › Pages 25–26
GRI 401: Employment	401-1	New employee hires and employee turnover	2024 Sustainability Report › ESG Performance Data › New Employee Hires and Employee Turnover › Page 49
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	Ero Copper does not report on this indicator.
	401-3	Parental leave	Ero Copper does not report on this indicator.
Labour/Management Relations			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Employment and Procurement › Pages 25–26
Occupational Health and Safety			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Health and Safety › Pages 21–22
GRI 403: Occupational Health and Safety	403-1	Occupational health and safety management system	2024 Sustainability Report › Health and Safety › Pages 21–22
	403-2	Hazard identification, risk assessment, and incident investigation	2024 Sustainability Report › Health and Safety › Pages 21–22
	403-3	Occupational health services	Ero Copper does not report in detail on its occupational health services.

87 | ERO COPPER 2024 SUSTAINABILITY REPORT

GRI STANDARD	DISCLOSURE NUMBER	DISCLOSURE NAME	REFERENCE SECTION/DOCUMENT
	403-4	Worker participation, consultation, and communication on occupational health and safety	2024 Sustainability Report › Health and Safety › Pages 21–22
	403-5	Worker training on occupational health and safety	2024 Sustainability Report › Health and Safety › Pages 21–22
	403-6	Promotion of worker health	2024 Sustainability Report › Employment and Procurement › Pages 25–26
	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Please see Ero Copper's Modern Slavery Act Report 2024.
	403-8	Workers covered by an occupational health and safety management system	Ero Copper does not report on this indicator.
	403-9	Work-related injuries	2024 Sustainability Report › Health and Safety › Pages 21–22 2024 Sustainability Report › ESG Performance Data › Health and Safety › Pages 51–52
	403-10	Work-related ill health	Ero Copper does not report work-related ill health separately from health and safety performance.
Training and Education			
GRI 3: Material Topics 2021	3-3	Management of material topics	2024 Sustainability Report › Health and Safety › Pages 21–22 2024 Sustainability Report › Employment and Procurement › Pages 25–26
GRI 404: Training and Education	404-1	Average hours of training per year per employee	2024 Sustainability Report › Health and Safety › Pages 21–22 2024 Sustainability Report › ESG Performance Data › Training › Page 50
	404-2	Programs for upgrading employee skills and transition assistance programs	2024 Sustainability Report › Employment and Procurement › Pages 25–26
	404-3	Percentage of employees receiving regular performance and career development reviews	Ero Copper does not report on this indicator.

88 | ERO COPPER 2024 SUSTAINABILITY REPORT REFERENCE SECTION/DOCUMENT DISCLOSURE NAME DISCLOSURE NUMBER GRI STANDARD Diversity and Equal Opportunity 2024 Sustainability Report > Employment and Procurement > Pages 25 – 26 Diversity Policy Management of material topics 3 - 3 GRI 3: Material Topics 2021 2024 Sustainability Report > ESG Performance Data > People > Diversity > Pages 47 – 48 Board of Directors Diversity of governance bodies and employees 405 - 1 GRI 405: Diversity and Equal Opportunity Ero Copper does not report on this indicator. Ratio of basic salary remuneration of women to men 405 - 2 Freedom of Association and Collective Bargaining 2024 Sustainability Report > Employment and Procurement > Pages 25 – 26 Global Human Rights Policy Management of material topics 3 - 3 GRI 3: Material Topics 2021 As of December 31, 2024, the right to freedom of peaceful assembly and association and collective bargaining was not a significant risk for any of our operations or key suppliers. Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk 407 - 1 GRI 407: Freedom of Association and Collective Bargaining Local Communities 2024 Sustainability Report > Community Engagement and Investment > Pages 27 – 30 Management of material topics 3 - 3 GRI 3: Material Topics 2021 2024 Sustainability Report > Stakeholder Engagement > Pages 11 – 12 2024 Sustainability Report > Community Engagement and Investment > Pages 27 – 30 Operations with local community engagement, impact assessments, and development programs 413 - 1 GRI 413: Local Communities Ero Copper does not report on this indicator. Operations with significant actual and potential negative impacts on local communities 413 - 2

89 | ERO COPPER 2024 SUSTAINABILITY REPORT

GRI STANDARD	DISCLOSURE NUMBER	DISCLOSURE NAME	REFERENCE SECTION/DOCUMENT
Mining & Metals Sector Supplement			
GRI G4: Mining & Metals Sector Supplement	MM1	Amount of land (owned or leased and managed in, for production activities or extractive use) disturbed or rehabilitated	2024 Sustainability Report › ESG Performance Data › Land Disturbed and Rehabilitated (hectares) › Page 65
	MM2	The number and percentage of total sites identified as requiring biodiversity management plans according to stated criteria, and the number (percentage) of those sites with plans in place	Ero Copper does not report on this indicator.
	MM3	Total amounts of overburden, rock, tailings, and sludges and their associated risks	2024 Sustainability Report › ESG Performance Data › Mining and Processing Waste › Page 66 2024 Sustainability Report › ESG Performance Data › Tailings Storage Facility Inventory › Pages 73-79
	MM4	Number of strikes and lockouts exceeding one week's duration, by country	2024 Sustainability Report › ESG Performance Data › Strikes and Lockouts › Page 53
	MM5	Total number of operations taking place in or adjacent to Indigenous peoples' territories, and number and percentage of operations or sites where there are formal agreements with Indigenous peoples' communities	Ero Copper does not report on this indicator.
	MM6	Number and description of significant disputes relating to land use, customary rights of local communities and Indigenous peoples	Ero Copper does not report on this indicator.
	MM7	The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous peoples, and the outcomes	Ero Copper does not report on this indicator.

90 | ERO COPPER 2024 SUSTAINABILITY REPORT REFERENCE SECTION/DOCUMENT DISCLOSURE NAME DISCLOSURE NUMBER GRI STANDARD Ero Copper does not report on this indicator. Number (and percentage) of company operating sites where artisanal and small - scale mining (ASM) takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks MM8 Ero Copper does not report on this indicator. Sites where resettlements took place, the number of households resettled in each, and how their livelihoods were affected in the process MM9 2024 Sustainability Report > Biodiversity > Pages 36 – 37 Number and percentage of operations with closure plans MM10

91 | ERO COPPER 2024 SUSTAINABILITY REPORT

SASB Index

OPERATIONS

Mill Throughput and Metal Production

SASB CODE	ACCOUNTING METRIC	UNIT OF MEASURE	REFERENCE SECTION/DOCUMENT
EM-MM-110a.1	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	Metric tonnes (t) CO_2-e, Percentage (%)	2024 Sustainability Report › ESG Performance Data › Emissions › Pages 59–60
EM-MM-110a.2	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	N/A	2024 Sustainability Report › Climate Change › Pages 38–39
EM-MM-120a.1	Air emissions of the following pollutants: (1) CO, (2) NOx (excluding N2O), (3) SOx, (4) particulate matter (PM10), (5) mercury (Hg), (6) lead (Pb), and (7) volatile organic compounds (VOCs)	Metric tonnes (t)	2024 Sustainability Report › Air Quality and Local Impacts › Pages 40–41
EM-MM-130a.1	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	Gigajoules (GJ), Percentage (%)	2024 Sustainability Report › Energy and Greenhouse Gas Emissions › Page 39 2024 Sustainability Report › ESG Performance Data › Energy Consumed Within the Organization › Pages 55–58
EM-MM-140a.1	(1) Total fresh water withdrawn, (2) total fresh water consumed, percentage of each in regions with high or extremely high baseline water stress	Thousand cubic metres (m^3), Percentage (%)	2024 Sustainability Report › Responsible Water Management › Page 33 2024 Sustainability Report › ESG Performance Data › Water › Pages 62–64
EM-MM-140a.2	Number of incidents of non-compliance associated with water quality permits, standards, and regulations	Number	2024 Sustainability Report › ESG Performance Data › Compliance › Page 54 2024 Sustainability Report › ESG Performance Data › Significant Environmental Spills › Page 72
EM-MM-150a.4	Total weight of non-mineral waste generated	Metric tonnes (t)	2024 Sustainability Report › ESG Performance Data › Non-Mineral Waste and Recyclable Material › Pages 67–71

92 | ERO COPPER 2024 SUSTAINABILITY REPORT

SASB CODE	ACCOUNTING METRIC	UNIT OF MEASURE	REFERENCE SECTION/DOCUMENT
EM-MM-150a.5	Total weight of tailings produced	Metric tonnes (t)	2024 Sustainability Report › ESG Performance Data › Tailings Storage Facility Inventory › Pages 73–79
EM-MM-150a.6	Total weight of waste rock generated	Metric tonnes (t)	2024 Sustainability Report › ESG Performance Data › Mining and Processing Waste › Page 66
EM-MM-150a.7	Total weight of hazardous waste generated	Metric tonnes (t)	2024 Sustainability Report › ESG Performance Data › Non-Mineral Waste and Recyclable Material › Pages 67–71
EM-MM-150a.8	Total weight of hazardous waste recycled	Metric tonnes (t)	2024 Sustainability Report › ESG Performance Data › Non-Mineral Waste and Recyclable Material › Pages 67–71
EM-MM-150a.9	Number of significant incidents associated with hazardous materials and waste management	Number	2024 Sustainability Report › ESG Performance Data › Significant Environmental Spills › Page 72
EM-MM-150a.10	Description of waste and hazardous materials management policies and procedures for active and inactive operations	N/A	2024 Sustainability Report › Tailings and Mine Waste Management › Pages 34–35
EM-MM-160a.1	Description of environmental management policies and practices for active sites	N/A	2024 Sustainability Report › Environmental Management and Monitoring › Page 32
EM-MM-160a.2	Percentage of mine sites where acid rock drainage is: (1) predicted to occur, (2) actively mitigated, and (3) under treatment or remediation	Percentage (%)	Not applicable – no significant acid generating rock at our operations
EM-MM-160a.3	Percentage of (1) proved and (2) probable reserves in or near sites with protected conservation status or endangered species habitat	Percentage (%)	Not applicable – no proven and probable reserves in or near sites with protected conservation status or endangered species habitat

93 | ERO COPPER 2024 SUSTAINABILITY REPORT

SASB CODE	ACCOUNTING METRIC	UNIT OF MEASURE	REFERENCE SECTION/DOCUMENT
EM-MM-210a.1	Percentage of (1) proved and (2) probable reserves in or near areas of conflict	Percentage (%)	Not applicable – no proven and probable reserves in or near areas of conflict
EM-MM-210a.2	Percentage of (1) proved and (2) probable reserves in or near Indigenous land	Percentage (%)	Not applicable – no proven and probable reserves in or near Indigenous land
EM-MM-210a.3	Discussion of engagement processes and due diligence practices with respect to human rights, Indigenous rights, and operation in areas of conflict	N/A	2024 Sustainability Report › Stakeholder Engagement › Pages 11-12 Global Human Rights Policy
EM-MM-210b.1	Discussion of process to manage risks and opportunities associated with community rights and interests	N/A	2024 Sustainability Report › Stakeholder Engagement › Pages 11-12 Corporate Social Responsibility Policy
EM-MM-210b.2	Number and duration of non-technical delays	Number, Days	Not applicable – no non-technical delays
EM-MM-310a.1	Percentage of active workforce covered under collective bargaining agreements, broken down by U.S. and foreign employees	Percentage (%)	2024 Sustainability Report › ESG Performance Data › Collective Bargaining Agreements › Page 50
EM-MM-310a.2	Number and duration of strikes and lockouts	Number, Days	Not applicable – no strikes or lockouts 2024 Sustainability Report › ESG Performance Data › Strikes and Lockouts › Page 53
EM-MM-320a.1	(1) MSHA all-incidence rate, (2) fatality rate, (3) near miss frequency rate (NMFR), and (4) average hours of health, safety, and emergency response training for (a) full-time employees and (b) contract employees	Rate	2024 Sustainability Report › Health and Safety › Pages 21-22 2024 Sustainability Report › ESG Performance Data › Health and Safety › Pages 51-52
EM-MM-510a.1	Description of the management system for prevention of corruption and bribery throughout the value chain	N/A	Anti-Corruption Policy
EM-MM-510a.2	Production in countries that have the 20 lowest rankings in Transparency International's Corruption Perceptions Index	Metric tonnes (t) saleable	Zero production in countries that have the 20 lowest rankings in Transparency International's Corruption Perceptions Index

94 | ERO COPPER 2024 SUSTAINABILITY REPORT

SASB CODE	ACCOUNTING METRIC	UNIT OF MEASURE	REFERENCE SECTION/DOCUMENT
EM-MM-540a.1	Tailings storage facility inventory table: (1) facility name, (2) location, (3) ownership status, (4) operational status, (5) construction method, (6) maximum permitted storage capacity, (7) current amount of tailings stored, (8) consequence classification, (9) date of most recent independent technical review, (10) material findings, (11) mitigation measures, (12) site-specific EPRP	Various	2024 Sustainability Report › Tailings and Mine Waste Management › Pages 34–35 2024 Sustainability Report › ESG Performance Data › Tailings Storage Facility Inventory › Pages 73–79 Tailings Management
EM-MM-540a.2	Summary of tailings management systems and governance structure used to monitor and maintain the stability of tailings storage facilities	N/A	2024 Sustainability Report › Tailings and Mine Waste Management › Pages 34–35 2024 Sustainability Report › ESG Performance Data › Tailings Storage Facility Inventory › Pages 73–79 Tailings Management
EM-MM-540a.3	Approach to development of Emergency Preparedness and Response Plans (EPRPs) for tailings storage facilities	N/A	2024 Sustainability Report › Tailings and Mine Waste Management › Pages 34–35 2024 Sustainability Report › ESG Performance Data › Tailings Storage Facility Inventory › Pages 73–79 Tailings Management
EM-MM-000.A	Production of (1) metal ores and (2) finished metal products	Metric tonnes (t) saleable	2024 Sustainability Report › ESG Performance Data › Operations › Page 43
EM-MM-000.B	Total number of employees, percentage contractors	Number, Percentage (%)	2024 Sustainability Report › ESG Performance Data › People › Workforce › Page 46

95 | ERO COPPER 2024 SUSTAINABILITY REPORT DISCLAIMER ON FORWARD - LOOKING STATEMENTS This report contains “forward - looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward - looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward - looking statements”). Forward - looking statements include statements that use forward - looking terminology such as “may,” “could,” “would,” “will,” “should,” “intend,” “target,” “plan,” “expect,” “budget,” “estimate,” “forecast,” “schedule,” “anticipate,” “believe,” “continue,” “potential,” “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward - looking statements may include, but are not limited to, statements with respect to the Company’s ongoing sustainability efforts, including but not limited to the expected benefit or effectiveness of any given program, the Company’s plans for future continuation of environmental remediation efforts and social programs, and the Company’s success in obtaining quality and environmental management certifications. Forward - looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that could cause actual results, actions, events, conditions, performance, or achievements to materially differ from those expressed in or implied by the forward - looking statements, including, without limitation, risks discussed in this report and in the Annual Information Form of the Company for the year ended December 31, 2024, dated March 6, 2025 (the “AIF”) under the heading “Risk Factors.” The risks discussed in this report and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward - looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance, or achievements to differ materially from those contained in forward - looking statements, there may be other factors that cause results, actions, events, conditions, performance, or achievements to differ from those anticipated, estimated, or intended. Forward - looking statements are not a guarantee of future performance. There can be no assurance that forward - looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward - looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements, or other future events or conditions may differ materially from those reflected in the forward - looking statements due to a variety of risks, uncertainties, and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors.” The Company’s forward - looking statements are based on the assumptions, beliefs, expectations, and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward - looking statements contained in this report and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development, and exploration of the Company’s properties and assets; future prices of copper, gold, and other metals; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development, and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient, and effective manner; workforce continuing to remain healthy in the face of prevailing epidemics, pandemics, or other health risks; political and regulatory stability; the receipt of governmental, regulatory, and third party approvals, licences, and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward - looking statements are reasonable as of the date of this report, these assumptions are subject to significant business, social, economic, political, regulatory, competitive, and other risks and uncertainties, contingencies, and other factors that could cause actual actions, events, conditions, results, performance, or achievements to be materially different from those projected in the forward - looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward - looking statements contained in this report. Forward - looking statements contained herein are made as of the date of this report and the Company disclaims any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or results, or otherwise, except as and to the extent required by applicable securities laws.

Ero Copper Corp. Suite 1050

– 625 Howe St. Vancouver, BC V6C 2T6 Canada t: +1 604 429 9244 www.erocopper.com TSX: ERO | NYSE: ERO Concept and Design: worksdesign.com